SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Condensed Quarterly Information for the period ended March 31, 2023 and independent auditors' review report

(Free Translation into English from the Original Previously Issued in Portuguese.)

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1.400 – Chácara Santo Antônio
CEP 04719-911, São Paulo – SP
Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501
www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting, and for the consolidated interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To Shareholders, Members of the Board and Management
Braskem S.A.
Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the "Company") included in the Quarterly Information Form – ITR for the quarter ended March 31, 2023, which comprises the statement of interim financial position as of March 31, 2023 and the respective statements of profit or loss, comprehensive income, changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by CVM - Brazilian Securities Commission, applicable to the preparation of quartely information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Quartely Information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quartely Information (ITR), and presented in accordance with the standards issued by CVM - Brazilian Securities Commission.

Conclusion on the consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quartely Information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quartely Information (ITR), and presented in accordance with the standards issued by CVM - Brazilian Securities Commission.

Other matters

Statements of value added
The quarterly information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended at March 31, 2023, prepared under responsibility of Company's management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company's interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 Technical Pronouncement - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Corresponding amounts
The corresponding balances, individual and consolidated, related to the statement of financial position as of December 31, 2022 and to the interim financial information related to the statements of profit or loss, comprehensive income, changes in equity, cash flows and value added (supplementary information) for the three-month period ended March 31, 2022, presented as corresponding amounts, were audited and reviewed, respectively, by another independent auditors who issued an unqualified reports dated March 22, 2023 and May 11, 2022, respectively.

São Paulo, May 8, 2023

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6

Original report in Portuguese signed by
Carla Bellangero
Accountant CRC 1SP196751/O-4

Braskem S.A.

Statement of interim financial position
Base date: 03/31/2023
All amounts in thousands of reais

Assets	Note	Consolidated		Parent company	
		Mar/23	Dec/22	Mar/23	Dec/22
Current assets					
Cash and cash equivalents	4	12,383,167	12,466,474	4,155,658	4,186,996
Financial investments	5	3,828,377	2,295,497	3,608,945	2,128,929
Trade accounts receivable	6	4,390,439	3,231,934	3,716,207	2,978,194
Inventories	7	13,781,514	14,030,064	10,195,269	10,136,541
Taxes recoverable	9	1,003,067	1,156,355	692,373	862,594
Income tax and social contribution		412,471	392,062	346,216	315,168
Derivatives	18.2	173,182	157,906	73,441	57,404
Other receivables		664,478	727,364	456,904	573,562
		36,636,695	**34,457,656**	**23,245,013**	**21,239,388**
Non-current assets					
Taxes recoverable	9	1,634,972	1,617,669	1,198,047	1,181,751
Income tax and social contribution		258,975	252,995	258,975	252,995
Deferred income tax and social contribution	20(c)	6,003,201	6,358,601	5,602,497	5,771,440
Judicial deposits		205,895	215,274	196,817	205,939
Derivatives	18.2	66,189	71,544	66,189	71,544
Other receivables		276,676	187,670	110,318	114,528
Investments	10	157,461	149,023	23,458,308	22,761,453
Property, plant and equipment	11	38,337,165	37,763,295	16,915,381	16,867,502
Intangible assets	12	3,083,963	3,022,144	2,556,738	2,561,424
Right of use of assets	13	3,788,279	3,952,987	2,081,289	2,225,483
		53,812,776	**53,591,202**	**52,444,559**	**52,014,059**
Total assets		**90,449,471**	**88,048,858**	**75,689,572**	**73,253,447**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position
Base date: 03/31/2023
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated Mar/23	Consolidated Dec/22	Parent company Mar/23	Parent company Dec/22
Current liabilities					
Trade payables	14	12,243,202	12,246,782	11,206,054	11,487,230
Borrowings	15	1,608,235	1,382,351	817,766	207,992
Braskem Idesa borrowings	16	768,112	868,635		
Derivatives	18.2	134,056	195,169	14,155	110,663
Payroll and related charges		728,216	827,826	493,631	580,035
Taxes payable	19	576,848	491,051	519,551	407,213
Income tax and social contribution		374,751	381,117		
Leniency agreement	23	404,014	392,486	404,014	392,486
Sundry provisions	21	478,357	530,814	437,801	451,070
Accounts payable to related parties	8(b)			535,331	1,103,328
Provision - geological event in Alagoas	24	4,096,967	4,247,609	4,096,967	4,247,609
Lease	13(b)	961,815	1,039,706	485,670	506,946
Other payables		1,682,577	1,581,701	1,073,748	822,012
		24,057,150	**24,185,247**	**20,084,688**	**20,316,584**
Non-current liabilities					
Borrowings	15	37,029,008	34,334,384	7,980,343	8,100,229
Braskem Idesa borrowings	16	10,370,266	10,501,683		
Derivatives	18.2	33,011	81,917	33,011	81,917
Taxes payable	19	273,685	298,026		1,507
Accounts payable to related parties	8(b)			33,497,155	29,219,068
Loan to non-controlling shareholders of Braskem Idesa	8(a)	2,440,580	2,498,093		
Deferred income tax and social contribution	20(c)	1,276,520	1,153,481		
Post-employment benefits		493,765	493,743	324,729	325,431
Provision for losses on subsidiaries	10(b)				902,884
Legal provisions	22.1	1,072,877	1,171,498	1,065,924	1,164,334
Leniency agreement	23	161,068	510,654	161,068	510,654
Sundry provisions	21	796,663	846,133	729,592	776,019
Provision - geological event in Alagoas	24	1,987,449	2,378,949	1,987,449	2,378,949
Lease	13(b)	2,997,756	3,200,824	1,789,669	1,944,930
Other payables		306,748	286,009	209,149	209,142
		59,239,396	**57,755,394**	**47,778,089**	**45,615,064**
Shareholders' equity	25				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		6,175	6,175	6,175	6,175
Revenue reserves		1,825,616	1,825,616	1,825,616	1,825,616
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Long-term incentive plans		39,599	39,413	39,599	39,413
Other comprehensive income		(1,762,419)	(2,076,066)	(1,762,419)	(2,076,066)
Treasury shares		(28,173)	(28,173)	(28,173)	(28,173)
Retained earnings		191,163		191,163	
Total attributable to the Company's shareholders		7,826,795	7,321,799	7,826,795	7,321,799
Non-controlling interest in subsidiaries		(673,870)	(1,213,582)		
		7,152,925	**6,108,217**	**7,826,795**	**7,321,799**
Total liabilities and shareholders' equity		**90,449,471**	**88,048,858**	**75,689,572**	**73,253,447**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 03/31/2023
All amounts in thousands of reais, except earnings (loss) per share

	Note	Consolidated		Parent company	
		Mar/23	Mar/22	Mar/23	Mar/22
Net revenue	27	**19,446,048**	**26,731,444**	**13,632,001**	**17,970,594**
Cost of products sold	28	(18,461,216)	(21,601,429)	(13,702,431)	(15,677,104)
Gross (loss) profit		**984,832**	**5,130,015**	**(70,430)**	**2,293,490**
Income (expenses)					
Selling and distribution	28	(477,371)	(547,707)	(280,641)	(286,899)
Loss for impairment of trade accounts receivable and others from clients	28	(12,515)	(9,156)	(17,134)	(4,917)
General and administrative	28	(616,268)	(613,547)	(440,465)	(406,503)
Research and development	28	(93,645)	(72,920)	(45,875)	(37,578)
Results from equity investments	10(c)	12,949	16,594	949,725	1,999,260
Other income	28	872,340	38,657	843,736	33,239
Other expenses	28	(174,253)	(171,652)	(194,194)	(195,455)
Profit (loss) before net financial expenses and taxes		**496,069**	**3,770,284**	**744,722**	**3,394,637**
Financial results	29				
Financial expenses		(1,577,717)	(1,353,182)	(1,261,474)	(1,121,405)
Financial income		484,784	352,594	234,488	177,895
Exchange rate variations, net		741,019	2,247,987	239,103	1,940,534
		(351,914)	**1,247,399**	**(787,883)**	**997,024**
Profit (loss) before income tax and social contribution		**144,155**	**5,017,683**	**(43,161)**	**4,391,661**
Current and deferred income tax and social contribution	20(a)	98,293	(1,070,304)	227,603	(507,797)
Net profit for the period		**242,448**	**3,947,379**	**184,442**	**3,883,864**
Attributable to:					
Company's shareholders		184,442	3,883,864	184,442	3,883,864
Non-controlling interest in subsidiaries		58,006	63,515		
Net profit for the period		**242,448**	**3,947,379**	**184,442**	**3,883,864**
Earnings per share - basic and diluted - R$	26				
Basic					
Common			4.8799		4.8799
Preferred shares class "A"		0.5348	4.8799	0.5348	4.8799
Preferred shares class "B"		0.5347	0.6057	0.5347	0.6057
Diluted					
Common			4.8799		4.8799
Preferred shares class "A"		0.5338	4.8672	0.5338	4.8672
Preferred shares class "B"		0.6057	0.6057	0.6057	0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
Base date: 03/31/2023
All amounts in thousands of reais, except earnings (loss) per share

		Consolidated		Parent company	
	Note	Mar/23	Mar/22	Mar/23	Mar/22
Net profit for the period		**242,448**	**3,947,379**	**184,442**	**3,883,864**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		103,796	504,809	103,796	504,809
Fair value of cash flow hedge from jointly-controlled, net of taxes		(3,767)	(804)	(3,767)	(804)
		100,029	504,005	100,029	504,005
Exchange variation of foreign, net of taxes	18.3 (a.i)	666,722	2,863,997	666,722	2,863,997
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.3 (a.ii)	646,082	253,799	484,561	190,349
		1,312,804	3,117,796	1,151,283	3,054,346
Foreign subsidiaries currency translation adjustment		(1,017,903)	(3,500,573)	(939,396)	(3,727,872)
Foreign subsidiaries currency translation adjustment		**394,930**	**121,228**	**311,916**	**(169,521)**
Total comprehensive income for the period		**637,378**	**4,068,607**	**496,358**	**3,714,343**
Attributable to:					
Company's shareholders		496,358	3,714,343		
Non-controlling interest in subsidiaries		141,020	354,264		
Total comprehensive income for the period		**637,378**	**4,068,607**		

The notes are an integral part of the interim financial statements.

Statement of changes in equity
All amounts in thousands of reais

															Parent company and Consolidated
													Parent company		Consolidated
		Attributed to shareholders' interest													
				Revenue reserves											
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Long-term incentive plans	Other comprehensive income	Treasury shares	Retained earnings	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At January 1, 2022		**8,043,222**	**3,473**	**472,770**	**1,017,546**	**643,619**	**1,350,000**	**(488,388)**	**31,932**	**(3,170,158)**	**(38,197)**		**7,865,819**	**(1,661,991)**	**6,203,828**
Comprehensive income for the period:															
Net profit for the period												3,883,864	3,883,864	63,515	3,947,379
Exchange variation of foreign sales hedge, net of taxes										3,054,346			3,054,346	63,450	3,117,796
Fair value of cash flow hedge, net of taxes										504,005			504,005		504,005
Foreign subsidiaries currency translation adjustment										(3,727,872)			(3,727,872)	227,299	(3,500,573)
										(169,521)		3,883,864	3,714,343	354,264	4,068,607
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes										(6,541)		6,541			
Realization of deemed cost of jointly-controlled investment, net of taxes										(179)		179			
Long term incentive plan									4,552				4,552		4,552
Fair value adjustments of trade accounts receivable, net of taxes										(9)			(9)		(9)
Exchange variation in hyperinflationary economy, net of taxes										13,964			13,964		13,964
									4,552	7,235		6,720	18,507		18,507
Contribuição de acionistas:															
Proposed dividends														(1,236)	(1,236)
														(1,236)	(1,236)
Balances at March 31, 2022		**8,043,222**	**3,473**	**472,770**	**1,017,546**	**643,619**	**1,350,000**	**(488,388)**	**36,484**	**(3,332,444)**	**(38,197)**	**3,890,584**	**11,598,669**	**(1,308,963)**	**10,289,706**
At January 1, 2023		**8,043,222**	**6,175**	**472,770**	**1,126,521**	**226,325**		**(488,388)**	**39,413**	**(2,076,066)**	**(28,173)**		**7,321,799**	**(1,213,582)**	**6,108,217**
Comprehensive income for the period:															
Net profit for the period												184,442	184,442	58,006	242,448
Exchange variation of foreign sales hedge, net of taxes										1,151,283			1,151,283	161,521	1,312,804
Fair value of cash flow hedge, net of taxes										100,029			100,029		100,029
Foreign currency translation adjustment										(939,396)			(939,396)	(78,507)	(1,017,903)
										311,916		184,442	496,358	141,020	637,378
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes										(6,541)		6,541			
Realization of deemed cost of jointly-controlled investment, net of taxes										(180)		180			
Long term incentive plan									186				186		186
Fair value adjustments of trade accounts receivable, net of taxes										138			138		138
Exchange variation in hyperinflationary economy, net of taxes										10,654			10,654		10,654
									186	4,071		6,721	10,978		10,978
Contributions to shareholders:															
Sales of participation in subsidiary	1													316,027	316,027
Capital increase	1													36,627	36,627
Other										(2,340)			(2,340)	395	(1,945)
Addition by company acquisition														51,065	51,065
Proposed dividends														(5,422)	(5,422)
										(2,340)			(2,340)	398,692	396,352
Balances at March 31, 2023		**8,043,222**	**6,175**	**472,770**	**1,126,521**	**226,325**		**(488,388)**	**39,599**	**(1,762,419)**	**(28,173)**	**191,163**	**7,826,795**	**(673,870)**	**7,152,925**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows
Base date: 03/31/2023
All amounts in thousands of reais

	Note	Consolidated		Parent company	
		Mar/23	Mar/22	Mar/23	Mar/22
Profit (loss) before income tax and social contribution		144,155	5,017,683	(43,161)	4,391,661
Adjustments for reconciliation of profit					
Depreciation and amortization		1,230,436	1,009,944	851,076	622,488
Results from equity investments	10(c)	(12,949)	(16,594)	(949,725)	(1,999,260)
Interest foreign exchange gain/losses		11,521	(2,587,305)	682,329	(723,507)
(Reversals) Provisions, net		(244,505)	9,914	(174,595)	9,922
Provision geological event in Alagoas	24	103,177	87,864	103,177	87,864
Loss for impairment of trade accounts receivable and others from clients		12,519	9,156	17,134	4,918
Provision (reversal) for losses and write-offs of long-lived assets		1,804	(5,882)	1,976	(7,789)
		1,246,158	**3,524,780**	**488,211**	**2,386,297**
Changes in operating working capital					
Financial investments		(1,455,697)	1,463,022	(1,404,913)	1,453,634
Trade accounts receivable		(1,166,332)	(656,968)	(744,206)	834,130
Inventories		560,406	(1,257,985)	141,616	(1,301,714)
Taxes recoverable		184,047	(137,756)	161,569	738,717
Other receivables		(32,947)	(263,488)	127,872	(17,741)
Trade payables		432,476	1,868,934	(17,629)	(1,344,039)
Taxes payable		94,470	493,697	110,443	(313,683)
Leniency agreement		(358,459)	(317,867)	(358,459)	(317,867)
Sundry provisions		(220,453)	(149,911)	(178,408)	(67,151)
Geological event in Alagoas	24	(680,965)	(643,004)	(680,965)	(643,004)
Other payables		(46,307)	(761,612)	186,717	(669,967)
Cash generated from operations		**(1,443,603)**	**3,161,842**	**(2,168,152)**	**737,612**
Interest paid		(1,173,207)	(1,046,727)	(156,313)	(42,689)
Income tax and social contribution paid		(185,029)	(405,910)	(42,954)	(375,490)
Net cash (used) generated from operating activities		**(2,801,839)**	**1,709,205**	**(2,367,419)**	**319,433**
Proceeds from the sale of fixed and intangible assets		1,376	465	1,376	9,204
Proceeds from the sale of investments	1	316,027			
Dividends received					635,472
Additions to investments in subsidiaries		(78,029)	(13,835)	(1,106,841)	(1,000)
Acquisitions to property, plant and equipment and intangible assets		(1,164,260)	(698,466)	(863,157)	(585,054)
Net cash (used) generated in investing activities		**(924,886)**	**(711,836)**	**(1,968,622)**	**58,622**
Short-term and Long-term debt					
Acquired		5,671,093	1,647,625	527,996	1,647,625
Payments		(1,675,905)	(125,284)	(36,987)	(35,331)
Braskem Idesa borrowings					
Payments		(63,438)			
Related parties					
Acquired				5,168,523	17,592
Payments				(1,216,508)	(1,219,121)
Lease		(251,634)	(201,490)	(138,184)	(112,285)
Dividends paid		(137)	(156)	(137)	(156)
Other financial liabilities	1	36,627			
Net cash generated in financing activities	17	**3,716,606**	**1,320,695**	**4,304,703**	**298,324**
Exchange variation on cash of foreign subsidiaries		(73,188)	(883,994)		
(Decrease) increase in cash and cash equivalents		**(83,307)**	**1,434,070**	**(31,338)**	**676,379**
Represented by					
Cash and cash equivalents at the beginning of the period		12,466,474	8,680,686	4,186,996	2,298,344
Cash and cash equivalents at the end of the period		12,383,167	10,114,756	4,155,658	2,974,723
(Decrease) increase in cash and cash equivalents		**(83,307)**	**1,434,070**	**(31,338)**	**676,379**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added
Base date: 03/31/2023
All amounts in thousands of reais

	Consolidated		Parent company	
	Mar/23	Mar/22	Mar/23	Mar/22
Revenue	**23,101,593**	**30,809,714**	**17,205,262**	**21,993,728**
Sale of goods, products and services	22,296,741	30,956,497	16,453,670	22,166,950
Other income, net	817,367	(131,224)	768,726	(157,555)
Loss for doubtful accounts	(12,515)	(15,559)	(17,134)	(15,667)
Inputs acquired from third parties	**(19,437,468)**	**(22,989,008)**	**(14,862,526)**	**(17,209,461)**
Cost of products, goods and services sold	(18,768,402)	(22,718,957)	(14,470,594)	(17,108,070)
Material, energy, outsourced services and others	(660,840)	(275,614)	(382,411)	(108,411)
Gain (impairment) of assets	(8,226)	5,563	(9,521)	7,020
Gross value added	**3,664,125**	**7,820,706**	**2,342,736**	**4,784,267**
Depreciation, amortization and depletion	(1,230,436)	(1,009,944)	(851,076)	(622,488)
Net value added produced by the Company	**2,433,689**	**6,810,762**	**1,491,660**	**4,161,779**
Value added received in transfer	**1,652,443**	**3,428,998**	**1,485,538**	**4,703,386**
Results from equity investments	12,949	16,594	949,725	1,999,260
Financial income	1,639,453	3,412,355	535,772	2,704,076
Other	41	49	41	50
Total value added to distribute	**4,086,132**	**10,239,760**	**2,977,198**	**8,865,165**
Personnel	**589,942**	**809,645**	**339,474**	**575,073**
Direct compensation	476,473	606,693	260,920	468,142
Benefits	89,340	156,170	54,070	80,671
FGTS (Government Severance Pay Fund)	24,129	46,782	24,484	26,260
Taxes, fees and contribuitions	**1,170,623**	**3,257,126**	**1,014,508**	**2,625,417**
Federal	230,952	1,964,917	96,188	1,353,697
State	901,628	1,256,993	901,628	1,256,993
Municipal	38,043	35,216	16,692	14,727
Remuneration on third parties' capital	**2,083,119**	**2,225,610**	**1,438,774**	**1,780,811**
Financial expenses	1,990,555	2,146,150	1,322,847	1,688,247
Rentals	92,564	79,460	115,927	92,564
Remuneration on own capital	**242,448**	**3,947,379**	**184,442**	**3,883,864**
Profit for the period	184,442	3,883,864	184,442	3,883,864
Non-controlling interest in subsidiaries	58,006	63,515		
Value added distributed	**4,086,132**	**10,239,760**	**2,977,198**	**8,865,165**

The notes are an integral part of the interim financial statements.

Summary of Notes

All amounts in thousands Reais, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and natural gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of subsidiary Braskem Idesa ("BI")

On June 14, 2022, Braskem Idesa signed agreements with Advario B.V. ("Advario") to sell 50% of the capital stock of Terminal Química Puerto México ("Terminal Química"), the subsidiary of Braskem Idesa responsible for developing and operating the ethane import terminal project in Mexico. In March 2023, the conditions for consummating the agreement were met and Advario made the payment of US$56 million (R$316 million) to Braskem Idesa related to the contribution of a 50% ownership interest in Terminal Química (without loss of control). In addition, in March 2023, Advario and Braskem Idesa made a capital contribution of R$36 million each.

All amounts in thousands Reais, except as otherwise stated

2 Basis of preparation and presentation of the Quarterly Information

The parent company Quarterly Information ("Quarterly Information") was prepared and is presented in accordance with the Technical Pronouncement CPC21(R1) – Interim Statements, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM) and the consolidated Quarterly Information ("Quarterly Information") was prepared and is presented in accordance with the Technical Pronouncement CPC21(R1) – Interim Statements, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM), equivalent to IAS34 - Interim Financial Reporting, issued by the International Accounting Standards Board. All relevant information specific to the financial statements, and only them, are being highlighted, and corresponds to the ones used by the Company's Management.

This Quarterly Information refers to the three-month period ended as of March 31, 2023 and should be read jointly with the financial statements of the Company for the year ended December 31, 2022, which comprise a complete set of the notes.

This Quarterly Information is presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest thousand unless stated otherwise.

The same accounting policies and methods of computation were followed in this Quarterly Information as those followed in the preparation of the Company's annual financial statements related to the year ended December 31, 2022.

The judgments and assumptions made by management in the use of estimates for preparing this Quarterly Information did not differ significantly from those described in the financial statements as of December 31, 2022, which were issued on March 22, 2023.

The issue of this quarterly information was authorized by the Executive Board on May 08, 2023.

All amounts in thousands Reais, except as otherwise stated

The consolidated Quarterly Information includes the Quarterly Information of the Parent Company and the following entities:

		Headquarter	Total and voting interest (%) Mar/23	Dec/22
Direct subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100	100
Braskem Finance Limited ("Braskem Finance")		Cayman	100	100
Braskem Green S.A.		Brazil	100	100
Braskem Incorporated Limited ("Braskem Inc.")		Cayman	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100	100
Braskem Ventures Ltda. ("Braskem Ventures")		Brazil	100	100
Cetrel S.A. ("Cetrel")		Brazil	63.7	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	100	100
Wise Plásticos Ltda ("Wise")	(i)	Brazil	61.1	
Special Purpose Entities				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado		Brazil	100	100
Fundo de Investimento Santander Netuno Multimercado Crédito Privado		Brazil	100	100
Indirect subsidiaries				
B&TC B.V. ("B&TC")		Netherlands	60	60
Braskem America Finance Company ("Braskem America Finance")		USA	100	100
Braskem America, Inc. ("Braskem America")		USA	100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75
Braskem India Private Limited ("Braskem India")		India	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands	100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands	100	100
Builder Brasil Ltda. ("Builder Brasil")		Brazil	100	100
Builder USA LLC. ("Builder USA")		USA	100	100
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.7	63.7
ER Plastics B.V. ("ER Plastics")		Netherlands	60	60
Terminal Química Puerto México ("Terminal Química")	(ii)	Mexico	37.5	75

In the period ended March 31, 2023, there were no changes in the interests in total and voting capital compared to December 2022, except for the acquisition/incorporation of the companies below:

(i) In February 2023, Braskem acquired a 61.1% ownership interest in Wise, a Brazilian company engaged in mechanical recycling.

(ii) In March 2023, Braskem Idesa sold a 50% ownership interest in Terminal Química.

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

	Moeda funcional
Braskem Alemanha, B&TC e ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Proyectos, Braskem Holanda Green, Terminal Química and Builder USA.	Dólar norte-americano ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Peso mexicano
Braskem Argentina	Peso argentino
Braskem Chile	Peso chileno
Braskem Índia	Rúpia

All amounts in thousands Reais, except as otherwise stated

3 Normative changes adopted in current fiscal year

The following normative changes that come into force for fiscal years starting from January 1, 2023 are:

- Classification of liabilities as current or non-current (amendments to IAS 1).

- Definition of accounting estimates (amendments to IAS 8).

- Definition of materiality for disclosure of accounting policies (amendments to IAS1 and IFRS Practice Statement 2).

- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to IAS 12).

Adoption of the amendments did not have any material impact on the disclosures or amounts presented in this quarterly information.

4 Cash and cash equivalents

		Consolidated		Parent company	
		Mar/23	Dec/22	Mar/23	Dec/22
Cash					
Domestic market		1,056,479	517,236	1,055,567	515,065
Foreign market	(i)	4,808,486	5,556,972		
Cash equivalents					
Domestic market		3,109,319	3,684,999	3,100,091	3,671,931
Foreign market	(i)	3,408,883	2,707,267		
Total		**12,383,167**	**12,466,474**	**4,155,658**	**4,186,996**

(i) On March 31, 2023, it includes cash of R$1,342,753 of cash and R$460,134 of cash equivalents (2022: R$931,991 of cash and R$1,252,341 of cash equivalents) of Braskem Idesa, which cannot be used by other subsidiaries of the Company.

Cash equivalents are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Júpiter and FIM Netuno. Average profitability of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

All amounts in thousands Reais, except as otherwise stated

5 Financial investments

		Consolidated		Parent company	
		Mar/23	Dec/22	Mar/23	Dec/22
Amortized cost					
Time deposit investments					
Fair value through profit or loss					
LFT´s and LF´s	(i)	3,340,269	1,789,375	3,316,480	1,765,518
Restricted funds investments	(ii)	230,692	305,485	213,936	288,351
Other		274,172	217,771	78,529	75,060
Total		**3,845,133**	**2,312,631**	**3,608,945**	**2,128,929**
Current assets		3,828,377	2,295,497	3,608,945	2,128,929
Non-current assets	(iii	16,756	17,134		
Total		**3,845,133**	**2,312,631**	**3,608,945**	**2,128,929**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions.

(ii) Includes the following amounts: R$199,338 (2022: R$175,153) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 24.1(i)); and R$31,354 (2022: R$130,332), their use depends on complying with the contractual obligations of the debentures and borrowings, see Note 15(e).

(iii) On the balance sheet, the balance of non-current assets is presented under Other assets.

In the year ended March 31, 2023, financial investments and cash equivalents (Note 4) in Brazilian real registered average profitability of 99.95% of the CDI p.a. (2022: 102.59%) and financial investments and cash equivalents in foreign currency (Note 4) registered average profitability of 4.87% p.a. (2022: 1.18% p.a.).

All amounts in thousands Reais, except as otherwise stated

6 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade accounts receivable are derecognized.

At March 31, 2023, the amounts of trade notes issued and derecognized maturing after March 31, 2023 were R$4.0 billion in the Consolidated and R$2.8 billion in the Parent Company (2022: R$3.5 billion in the Consolidated and R$2.9 billion in the Parent Company).

Interest amounts related to the issuance of trade notes mentioned above amounted to R$63 million in the Consolidated and R$56 million in the Parent Company (2022: R$73 million in the Consolidated and R$66 million in the Parent Company), recorded under Financial Expenses.

	Note	Consolidated		Parent company	
		Mar/23	Dec/22	Mar/23	Dec/22
Customers					
Domestic market					
Third parties		1,997,466	1,533,675	1,869,608	1,418,461
Related parties	8	45,827	13,791	70,028	36,194
		2,043,293	1,547,466	1,939,636	1,454,655
Foreign market					
Third parties		2,460,868	1,796,559	424,611	277,995
Related parties	8			1,432,758	1,321,704
		2,460,868	1,796,559	1,857,369	1,599,699
Expected credit losses		(113,722)	(112,091)	(80,798)	(76,160)
Total		**4,390,439**	**3,231,934**	**3,716,207**	**2,978,194**
Current assets		4,390,439	3,231,934	3,716,207	2,978,194
Non-current assets					
Total		**4,390,439**	**3,231,934**	**3,716,207**	**2,978,194**

7 Inventories

	Consolidated		Parent company	
	Mar/23	Dec/22	Mar/23	Dec/22
Finished goods	8,196,646	8,558,025	5,544,651	5,685,387
Semi-finished goods	506,482	663,182	506,482	663,182
Raw materials, production inputs and packaging	2,580,236	2,747,525	2,115,881	2,179,671
Maintenance materials	904,646	869,953	457,041	437,959
Advances to suppliers	203,316	124,285	181,141	103,342
Imports in transit	1,390,188	1,067,094	1,390,073	1,067,000
Total	**13,781,514**	**14,030,064**	**10,195,269**	**10,136,541**

At March 31, 2023, the provision for inventories were R$225 million in the Consolidated and R$198 million in the Parent Company (2022: R$512 million in the Consolidated and R$416 million in the Parent Company).

All amounts in thousands Reais, except as otherwise stated

8 Related parties

(a) Consolidated

								Consolidated
	Balances at March 31, 2023				Balances at December 31, 2022			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		32,196	13,631	45,827		11,924	1,867	13,791
Inventories (advance to suppliers)		18,316		18,316		61,428		61,428
Dividends and interest on capital			4,844	4,844			4,296	4,296
Other receivables - Related parties	11,348	287		11,635	11,348	287		11,635
Non-current								
Other receivables - Related parties		5,657	15,376	21,033		5,657		5,657
Total assets	**11,348**	**56,456**	**33,851**	**101,655**	**11,348**	**79,296**	**6,163**	**96,807**
Liabilities								
Current								
Trade payables	79,725	1,137,523	13,560	1,230,808	126,014	137,764	14,189	277,967
Other payables	3	233,135	314	233,452	4	233,133	314	233,451
Non-current								
Trade payables	2,116			2,116	3,069			3,069
Loan to non-controlling shareholders of Braskem Idesa			2,440,580	2,440,580			2,498,093	2,498,093
Total liabilities	**81,844**	**1,370,658**	**2,454,454**	**3,906,956**	**129,087**	**370,897**	**2,512,596**	**3,012,580**

	Three-month period ended March 31, 2023				Three-month period ended March 31, 2022			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions								
Sales of products		60,194	94,287	154,481		65,487	123,425	188,912
Purchases of raw materials, finished goods services and utilities	(90,032)	(4,632,254)	(19,891)	(4,742,177)	(55,734)	(6,601,800)	(59)	(6,657,593)
Financial income (expenses), net	(1)	2	(182,215)	(182,214)	(16)	(8)	(50,120)	(50,144)
General and administrative expenses			(12,460)	(12,460)			(11,074)	(11,074)
Other income (expenses)						(26,643)		(26,643)

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A e Vexty.

All amounts in thousands Reais, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at March 31, 2023
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						1,007,909					1,007,909
Financial investments						3,593,967					3,593,967
Trade accounts receivable		1,307,093		17,418	108,247		24,201		32,196	13,631	1,502,786
Inventories (advance to suppliers)									18,316		18,316
Dividends and interest on capital							9,513			4,844	14,357
Other receivables - Related parties		16,518		74	6		628	11,348	287		28,861
Non-current											
Other receivables - Related parties									5,657	15,376	21,033
Total assets		**1,323,611**		**17,492**	**108,253**	**4,601,876**	**34,342**	**11,348**	**56,456**	**33,851**	**6,187,229**
Liabilities											
Current											
Trade payables		7,924,561					21,591	79,578	1,137,523	13,560	9,176,813
Borrowings											
Accounts payable to related parties											
Advance to export			458,828	5,961							464,789
Other payables		70,425		117							70,542
Other							3,112	3	233,135	314	236,564
Non-current											
Trade payables								2,116			2,116
Accounts payable to related parties											
Advance to export		4,368	33,071,115	421,672							33,497,155
Total liabilities		**7,999,354**	**33,529,943**	**427,750**			**24,703**	**81,697**	**1,370,658**	**13,874**	**43,447,979**

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Three-month period ended March 31, 2023
Transactions	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Sales of products		1,204,562		17,388	55,343		38,825		60,194	94,287	1,470,599
Purchases of raw materials, finished products services and utilities		(5,018,731)					(76,129)	(89,820)	(4,632,254)	(19,891)	(9,836,825)
Financial income (expenses), net	254,492	159,870	(20,032)	3,069	(3,627)	109,953	(542)	(1)	2	(778)	502,406
General and administrative expenses										(12,006)	(12,006)
Other income (expenses)											

(i) Braskem Chile, Braskem Idesa, Braskem Netherlands Inc., Wise, Cetrel e Voqen.
(ii) Borealis, Refinaria de Petróleo Riograndense S.A e Vexty.

All amounts in thousands Reais, except as otherwise stated

Balances at December 31, 2022

Balance sheet	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						1,074,871					1,074,871
Financial investments						2,015,355					2,015,355
Trade accounts receivable		1,206,582		5,811	109,311		22,403		11,924	1,867	1,357,898
Inventories (advance to suppliers)									61,428		61,428
Dividends and interest on capital										4,296	4,296
Other receivables - Related parties		26,860	83	13,150	6		1,151	11,348	287		52,885
Non-current											
Other receivables - Related parties									5,657		5,657
Total assets		**1,233,442**	**83**	**18,961**	**109,317**	**3,090,226**	**23,554**	**11,348**	**79,296**	**6,163**	**4,572,390**
Liabilities											
Current											
Trade payables		8,488,570					22,437	125,828	137,764	14,189	8,788,788
Accounts payable to related parties											
Advance to export	24,404	5,860	877,745	14,461							922,470
Other payables		180,737		121							180,858
Other							3,073	4	233,133	314	236,524
Non-current											
Trade payables								3,069			3,069
Accounts payable to related parties											
Advance to export	652,613	9,880	28,123,506	433,069							29,219,068
Total liabilities	**677,017**	**8,685,047**	**29,001,251**	**447,651**			**25,510**	**128,901**	**370,897**	**14,503**	**39,350,777**

Three-month period ended March 31, 2022

Transactions	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Sales of products		1,525,154		32,778	122,186		54,696		65,487	123,425	1,923,726
Purchases of raw materials, finished products services and utilities		(7,789,401)		(4)			(52,805)	(55,704)	(6,601,800)	(59)	(14,499,773)
Financial income (expenses), net	343,121	1,214,727	3,855,079	57,608	(21,499)	90,745	(9,451)	(16)	(8)	(1,658)	5,528,648
General and administrative expenses										(10,775)	(10,775)
Other income (expenses)									(26,643)		(26,643)

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel, Lantana e Voqen.
(ii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A e Vexty.

All amounts in thousands Reais, except as otherwise stated

(c) Compensation of key managers

		Consolidated
Statement of profit or loss transactions	**Mar/23**	**Mar/22**
Remuneration		
Wages and recurring benefits	12,705	11,391
Short-term variable compensation	10,217	10,104
Post-employment benefit	351	352
Long term incentive plan	4,376	3,397
Total	**27,649**	**25,244**

All amounts in thousands Reais, except as otherwise stated

9 Taxes recoverable

	Consolidated		Parent company	
	Mar/23	**Dec/22**	**Mar/23**	**Dec/22**
Parent Company and subsidiaries in Brazil				
Value-added tax on sales and services (ICMS)	430,873	410,138	430,542	409,782
ICMS - credits from PP&E	307,163	302,940	305,575	302,771
Social integration program (PIS) and social contribution on revenue (Cofins)	451,564	560,002	447,416	552,110
PIS and Cofins - credits from PP&E	598,840	546,427	598,840	546,427
REINTEGRA program	14,299	20,504	14,299	20,504
Federal tax credits	31,893	153,960	31,813	153,960
Other	69,349	68,514	61,935	58,791
Foreign subsidiaries				
Value-added tax ("IVA")	600,902	579,672		
Other	133,156	131,867		
Total	**2,638,039**	**2,774,024**	**1,890,420**	**2,044,345**
Current assets	1,003,067	1,156,355	692,373	862,594
Non-current assets	1,634,972	1,617,669	1,198,047	1,181,751
Total	**2,638,039**	**2,774,024**	**1,890,420**	**2,044,345**

All amounts in thousands Reais, except as otherwise stated

10 Investments

(a) Information on investments

		Net profit (loss) for the period		Equity	
	Note	Mar/23	Mar/22	Mar/23	Dec/22
Direct subsidiaries					
BM Insurance		(1,330)	(11)	9,126	10,712
Braskem Argentina		(934)	(15,052)	58,360	59,060
Braskem Chile		1,292	7,070	61,382	57,375
Braskem Energy	(i)		449		
Braskem Finance		(13,612)	110,083	52,371	(902,884)
Braskem Holanda		1,047,769	1,927,139	22,835,044	22,061,740
Braskem Inc.	(ii)		(9,625)		
Braskem México		(10,906)	(1,971)	374,601	364,915
Braskem Ventures		(6,268)		12,072	18,340
Cetrel		14,968	18,713	338,939	338,907
Lantana	(ii)		226		
Voqen		6,675	22	34,178	27,503
Wise	2 (i)	(2,020)		129,253	
Indirect subsidiaries					
B&TC	(iii)	(903)		56,489	57,847
Braskem Alemanha		269,526	782,505	5,855,989	5,758,328
Braskem America		199,205	839,086	5,390,786	5,336,320
Braskem America Finance		(3,880)	(4,529)	(240,571)	(243,177)
Braskem Netherland Finance		(39,815)	531	505,959	559,639
Braskem Netherland Inc		(7,626)	(1,066)	135,377	146,606
Braskem Idesa		233,796	226,888	(4,878,017)	(5,459,379)
Braskem Idesa Serviços		749	356	45,828	42,640
Braskem Índia				2,220	2,266
Braskem México Proyectos		23,029	47,141	1,922,213	1,759,597
Braskem México Serviços		(1)	356	50	48
DAC		14,310	16,300	104,782	90,472
ER Plastics	(iii)	(4,849)		(12,944)	(8,205)
Terminal Química		(7,835)	(65)	694,495	500,014
Jointly-controlled investment					
Refinaria de Petróleo Riograndense S.A.		37,707	38,111	136,398	110,040
Bioglycols LLC		(3,040)		76,020	80,757
Associate					
Borealis Brasil S.A.		16,426	8,364	265,760	252,053

(i) Company merged into by Voqen in July 2022.
(ii) Companies dissolved in December 2022.
(iii) In August 2022, Braskem Holanda acquired a 60% ownership interest in B&TC, which holds 100% of the shares of ER Plastics, which is engaged in mechanical recycling of mixed plastic waste into compression molded products (boards for use in construction and pallets).

All amounts in thousands Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

Investments	Note	Subsidiaries and jointly-controlled investment Direct	Associate	Total
Balances at December 31, 2022		**22,714,058**	**47,395**	**22,761,453**
Equity of investments		946,436	3,289	949,725
Acquisition of shares - subisidiary Wise	2(i)	137,974		137,974
Equity valuation adjustments		464,298		464,298
Currency translation adjustments		(911,064)		(911,064)
Capital increase		65,983		65,983
Dividends and interest on equity		(9,513)	(548)	(10,061)
Balances at March 31, 2023		**23,408,172**	**50,136**	**23,458,308**
Provision for loss in subsidiaries				
Balances at December 31, 2022		**(902,884)**		**(902,884)**
Reversal of provision with capital increase in subsidiary		902,884		902,884
Balances at March 31, 2023				

(c) Equity accounting results

	Parent company Mar/23	Mar/22
Equity in results of subsidiaries, associate and jointly-controlled	949,725	1,889,177
Provision for loss		110,083
	949,725	**1,999,260**

All amounts in thousands Reais, except as otherwise stated

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which holds a non-controlling interest with material effects on the Company’s consolidated statements:

Balance sheet

	Consolidated Braskem Braskem Idesa consolidated		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Mar/23	Dec/22	Mar/23	Dec/22	Mar/23	Dec/22	Mar/23	Dec/22
Assets								
Curent								
Cash and cash equivalents	10,580,280	10,282,142	1,802,887	2,184,332			12,383,167	12,466,474
Financial investments	3,828,377	2,295,497					3,828,377	2,295,497
Trade accounts receivable	4,710,799	3,621,335	279,474	73,195	(599,834)	(462,596)	4,390,439	3,231,934
Inventories	12,772,772	12,921,617	1,008,742	1,108,447			13,781,514	14,030,064
Taxes recoverable	695,832	905,844	307,235	250,511			1,003,067	1,156,355
Income tax and social contribution	412,471	392,062					412,471	392,062
Derivatives	173,182	157,906					173,182	157,906
Other receivables	557,721	628,447	71,407	68,544	35,350	30,373	664,478	727,364
	33,731,434	**31,204,850**	**3,469,745**	**3,685,029**	**(564,484)**	**(432,223)**	**36,636,695**	**34,457,656**
Non-current								
Taxes recoverable	1,342,219	1,328,695	292,753	288,974			1,634,972	1,617,669
Income tax and social contribution	258,975	252,995					258,975	252,995
Deferred tax	6,607,644	6,671,492	167,684	488,116	(772,127)	(801,007)	6,003,201	6,358,601
Related parties	6,944,928	7,250,756		(ii)	(6,944,928)	(7,250,756)		
Derivatives	66,189	71,544					66,189	71,544
Judicial deposits	205,895	215,274					205,895	215,274
Other receivables	276,121	187,107	555	563			276,676	187,670
Investments	157,461	149,023					157,461	149,023
Property, plant and equipment	24,171,456	24,319,015	14,806,144	14,126,939 (iii)	(640,435)	(682,659)	38,337,165	37,763,295
Intangible	2,776,368	2,730,124	307,595	292,020			3,083,963	3,022,144
Right of use of assets	3,539,313	3,638,507	837,214	910,900	(588,248)	(596,420)	3,788,279	3,952,987
	46,346,569	**46,814,532**	**16,411,945**	**16,107,512**	**(8,945,738)**	**(9,330,842)**	**53,812,776**	**53,591,202**
Total assets	**80,078,003**	**78,019,382**	**19,881,690**	**19,792,541**	**(9,510,222)**	**(9,763,065)**	**90,449,471**	**88,048,858**
Liabilities and shareholders' equity								
Current								
Trade payables	11,697,003	11,418,031	1,146,033	1,291,347	(599,834)	(462,596)	12,243,202	12,246,782
Borrowings	1,608,235	1,382,351					1,608,235	1,254,550
Debentures								127,801
Braskem Idesa Borrowings			768,112	868,635			768,112	868,635
Payroll and related charges	679,243	789,441	48,973	38,385			728,216	827,826
Taxes payable	569,934	481,729	6,914	9,322			576,848	491,051
Income tax and social contribution	374,751	381,117					374,751	381,117
Lease	901,938	955,225	221,909	195,518	(162,032)	(111,037)	961,815	1,039,706
Provision - geological event in Alagoas	4,096,967	4,247,609					4,096,967	4,247,609
Other payables	2,655,408	2,645,828	8,110	24,283	35,486	30,059	2,699,004	2,700,170
	22,583,479	**22,301,331**	**2,200,051**	**2,427,490**	**(726,380)**	**(543,574)**	**24,057,150**	**24,185,247**
Non-current								
Loan agreements	37,029,008	34,334,384					37,029,008	34,334,384
Braskem Idesa Borrowings			10,370,266	10,501,683			10,370,266	10,501,683
Accounts payable to related parties			6,977,962	7,175,837 (ii)	(6,977,962)	(7,175,837)		
Loan to non-controlling shareholders of Braskem Idesa			2,440,580 (v)	2,498,093			2,440,580	2,498,093
Income tax and social contribution								
Deferred income tax and social contribution	950,368	904,521	1,098,279	1,049,967	(772,127)	(801,007)	1,276,520	1,153,481
Provision for losses on subsidiaries	3,658,513	4,094,535		(iv)	(3,658,513)	(4,094,535)		
Lease	2,888,999	2,942,284	541,292	746,285	(432,535)	(487,745)	2,997,756	3,200,824
Provision - geological event in Alagoas	1,987,449	2,378,949					1,987,449	2,378,949
Other payables	2,955,006	3,590,317	182,811	97,663			3,137,817	3,687,980
	49,469,343	**48,244,990**	**21,611,190**	**22,069,528**	**(11,841,137)**	**(12,559,124)**	**59,239,396**	**57,755,394**
Shareholders' equity								
Attributable to the Company's shareholders	7,826,794	7,321,798	(4,276,798)	(4,704,477)	4,276,799	4,704,478	7,826,795	7,321,799
Non-controlling interest in subsidiaries	198,387	151,263	347,247		(1,219,504)	(1,364,845)	(673,870)	(1,213,582)
	8,025,181	**7,473,061**	**(3,929,551)**	**(4,704,477)**	**3,057,295**	**3,339,633**	**7,152,925**	**6,108,217**
Total liabilities and shareholders' equity	**80,078,003**	**78,019,382**	**19,881,690**	**19,792,541**	**(9,510,222)**	**(9,763,065)**	**90,449,471**	**88,048,858**

(i) Consolidation of Braskem Idesa with its subsidiaries Braskem Idesa Servicios and Terminal Química.

(ii) Loan from Braskem Holanda to the Braskem Idesa project.

(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v) Sublease agreed between the subsidiary Braskem Holanda and Braskem Idesa. with maturity in December 2029 and contractual interest of 7% per annum. These resources were used by Braskem Idesa to finance its construction project. Sublease entered into between the subsidiary Braskem Holanda and Braskem Idesa.

All amounts in thousands Reais, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Mar/23	Mar/22	Mar/23	Mar/22	Mar/23	Mar/22	Mar/23	Mar/22
Net revenue	**18,715,393**	**25,652,002**	**1,194,821**	**1,807,180**	**(464,166)**	**(727,738)**	**19,446,048**	**26,731,444**
Cost of products sold	(17,735,623)	(21,194,425)	(1,207,695)	(1,151,200)	482,102	744,196	(18,461,216)	(21,601,429)
	979,770	**4,457,577**	**(12,874)**	**655,980**	**17,936**	**16,458**	**984,832**	**5,130,015**
Income (expenses)								
Selling and distribution	(449,566)	(483,591)	(27,805)	(64,116)			(477,371)	(547,707)
Loss for impairment of trade accounts receivable	(12,337)	(8,978)	(178)	(178)			(12,515)	(9,156)
General and administrative	(554,101)	(566,439)	(44,525)	(47,108)	(17,642)		(616,268)	(613,547)
Research and development	(93,645)	(72,920)					(93,645)	(72,920)
Results from equity investments	188,312	186,760	(16)		(175,347)	(170,166)	12,949	16,594
Other income	872,143	38,598	197	59			872,340	38,657
Other expenses	(172,226)	(177,295)	(2,027)	5,643			(174,253)	(171,652)
	758,350	**3,373,712**	**(87,228)**	**550,280**	**(175,053)**	**(153,708)**	**496,069**	**3,770,284**
Financial results								
Financial expenses	(1,306,059)	(1,093,803)	(252,473)	(367,439)	(19,185)	108,060	(1,577,717)	(1,353,182)
Financial income	355,125	457,295	25,751	3,359	103,908	(108,060)	484,784	352,594
Exchange rate variations, net	227,332	2,046,240	404,604	228,777	109,083	(27,030)	741,019	2,247,987
	(723,602)	**1,409,732**	**177,882**	**(135,303)**	**193,806**	**(27,030)**	**(351,914)**	**1,247,399**
Profit (loss) before income tax and social contribution	**34,748**	**4,783,444**	**90,654**	**414,977**	**18,753**	**(180,738)**	**144,155**	**5,017,683**
IR and CSL - current and deferred	151,374	(892,786)	(53,081)	(177,518)			98,293	(1,070,304)
Net profit for the period	**186,122**	**3,890,658**	**37,573**	**237,459**	**18,753**	**(180,738)**	**242,448**	**3,947,379**

All amounts in thousands Reais, except as otherwise stated

Statement of cash flows

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Mar/23	Mar/22	Mar/23	Mar/22	Mar/23	Mar/22	Mar/23	Mar/22
Profit before income tax and social contribution	34,748	4,783,444	90,654	414,977	18,753	(180,738)	144,155	5,017,683
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	963,313	815,141	267,418	211,262	(295)	(16,459)	1,230,436	1,009,944
Results from equity investments	(188,296)	(186,760)			175,347	170,166	(12,949)	(16,594)
Interest and monetary and exchange variations, net	690,952	(2,668,477)	(485,626)	54,141	(193,805)	27,031	11,521	(2,587,305)
Reversal of provisions	(244,505)	9,914					(244,505)	9,914
(Reversal) provision - geological event in Alagoas	103,177	87,864					103,177	87,864
Loss (reversals) for impairment of trade accounts receivable	12,519	9,156					12,519	9,156
Provision (reversals) for losses and write-offs of long-lived assets	(87,200)	(6,349)	89,004	467			1,804	(5,882)
	1,284,708	**2,843,933**	**(38,550)**	**680,847**			**1,246,158**	**3,524,780**
Changes in operating working capital								
Financial investments	(1,455,697)	1,463,022					(1,455,697)	1,463,022
Trade accounts receivable	(1,110,454)	(533,217)	(193,116)	31,490	137,238	(155,241)	(1,166,332)	(656,968)
Inventories	411,339	(1,270,017)	149,067	12,032			560,406	(1,257,985)
Taxes recoverable	207,883	(116,641)	(23,836)	(21,115)			184,047	(137,756)
Other receivables	(56,921)	(26,403)	23,974	(237,085)			(32,947)	(263,488)
Trade payables	716,447	1,817,826	(146,733)	(104,133)	(137,238)	155,241	432,476	1,868,934
Taxes payable	123,854	254,819	(29,384)	238,878			94,470	493,697
Leniency agreement	(358,459)	(317,867)					(358,459)	(317,867)
Sundry provisions	(201,022)	(70,926)	(19,431)	(78,985)			(220,453)	(149,911)
Geological event in Alagoas	(680,965)	(643,004)					(680,965)	(643,004)
Other payables	(2,116)	(801,821)	(44,191)	40,209			(46,307)	(761,612)
Cash generated from operations	**(1,121,403)**	**2,599,704**	**(322,200)**	**562,138**			**(1,443,603)**	**3,161,842**
Interest paid	(936,147)	(888,798)	(237,060)	(157,929)			(1,173,207)	(1,046,727)
Income tax and social contribution paid	(184,989)	(405,842)	(40)	(68)			(185,029)	(405,910)
Net cash generated by operating activities	**(2,242,539)**	**1,305,064**	**(559,300)**	**404,141**			**(2,801,839)**	**1,709,205**
Proceeds from the sale of fixed assets and intangible assets	1,376	465					1,376	465
Proceeds from the sale of investments			316,027				316,027	
Additions to investment in subsidiaries	(78,029)	(13,835)					(78,029)	(13,835)
Acquisitions to property, plant and equipment and intangible assets	(1,030,979)	(646,513)	(133,281)	(51,953)			(1,164,260)	(698,466)
Net cash used in investing activities	**(1,107,632)**	**(659,883)**	**182,746**	**(51,953)**			**(924,886)**	**(711,836)**
Short-term and long-term debt								
Acquired	5,671,093	1,647,625					5,671,093	1,647,625
Payments	(1,675,905)	(125,284)					(1,675,905)	(125,284)
Braskem Idesa borrowings								
Payments			(63,438)				(63,438)	
Lease	(178,690)	(188,754)	(72,944)	(12,736)			(251,634)	(201,490)
Dividends paid	(137)	(156)					(137)	(156)
Non-controlling interest in subsidiaries			36,627				36,627	
Cash generated (used) in financing activities	**3,816,361**	**1,333,431**	**(99,755)**	**(12,736)**			**3,716,606**	**1,320,695**
Exchange variation on cash of foreign subsidiaries	(168,052)	(638,587)	94,864	(245,407)			(73,188)	(883,994)
Increase in cash and cash equivalents	**298,138**	**1,340,025**	**(381,445)**	**94,045**			**(83,307)**	**1,434,070**
Represented by								
Cash and cash equivalents at the beginning for the period	10,282,142	6,907,355	2,184,332	1,773,331			12,466,474	8,680,686
Cash and cash equivalents at the end for the period	10,580,280	8,247,380	1,802,887	1,867,376			12,383,167	10,114,756
Increase in cash and cash equivalents	**298,138**	**1,340,025**	**(381,445)**	**94,045**			**(83,307)**	**1,434,070**

All amounts in thousands Reais, except as otherwise stated

11 Property, plant and equipment

Consolidated

	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Balance as of December 31, 2021	**687,764**	**5,181,488**	**26,292,188**	**4,449,433**	**614,258**	**37,225,130**
Acquisitions		1,709	296,719	4,643,953	7,603	4,949,985
Additions through acquisition of ER Plastics		20,868	56,288		362	77,518
Capitalized financial charges				203,135		203,135
Foreign currency translation adjustment	(19,916)	(122,233)	(656,255)	(38,966)	(8,323)	(845,693)
Transfers by concluded projects		86,609	2,688,220	(2,915,496)	140,667	
Transfers to intangible				(13,597)		(13,597)
Disposals	(3)	(7)	(111,724)	(20,665)	(2,975)	(135,373)
Depreciation		(203,358)	(3,347,376)		(147,074)	(3,697,809)
Balance as of December 31, 2022	**667,845**	**4,965,077**	**25,218,058**	**6,307,797**	**604,518**	**37,763,295**
Acquisitions		907	51,866	874,062	616	927,451
Additions through acquisition of Wise		8,921	34,029	566	3,934	47,450
Capitalized financial charges				73,814		73,814
Foreign currency translation adjustment	14	218,326	332,918	35,981	(174)	587,065
Transfers by concluded projects	(354)	67,183	115,182	(240,403)	58,392	
Transfers to intangible				(4,218)		(4,218)
Disposals		(1,451)	(61,353)	(105)	(85)	(62,993)
Depreciation		(54,599)	(901,559)		(38,542)	(994,700)
Balance as of March 31, 2023	**667,505**	**5,204,364**	**24,789,143**	**7,047,493**	**628,660**	**38,337,165**

Parent company

	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Balance as of December 31, 2021	**344,201**	**682,520**	**10,766,627**	**3,423,574**	**329,146**	**15,546,067**
Acquisitions		6	228,246	3,518,032	909	3,747,193
Capitalized financial charges				175,848		175,848
Transfers by concluded projects		26,353	2,501,408	(2,700,684)	172,923	
Transfers to intangible				3,980		3,980
Disposals	(3)	(7)	(111,615)	(18,658)		(130,282)
Depreciation		(67,563)	(2,304,754)		(102,988)	(2,475,305)
Balance as of December 31, 2022	**344,198**	**641,309**	**11,079,913**	**4,402,092**	**399,990**	**16,867,502**
Acquisitions			42,629	616,957	178	659,764
Capitalized financial charges				66,320		66,320
Transfers by concluded projects	(354)	1,248	66,823	(102,805)	35,089	
Transfers to intangible				503		503
		1	(7,194)		(46)	(7,239)
Depreciation		(14,697)	(629,575)		(27,197)	(671,469)
Balance as of March 31, 2023	**343,844**	**627,861**	**10,552,596**	**4,983,067**	**408,013**	**16,915,381**

Capitalized charges in the three-month period ended March 31, 2023 were R$73,814 in the Consolidated and R$66,320 in the Parent Company (at March 31, 2022, R$41,557 in the Consolidated and R$35,647 in the Parent Company).

At March 31, 2023, the acquisitions of property, plant and equipment with payment installments is R$191,955 in the Consolidated and R$192,513 in the Parent Company (at March 31, 2022, R$238,628 in the Consolidated and R$216,309 in the Parent Company).

Based on Management's analysis, the carrying amount does not exceed its recoverable amount on March 31, 2023.

All amounts in thousands Reais, except as otherwise stated

12 Intangible assets

Consolidated

	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Balance as of December 31, 2021	**2,058,874**	**313,789**	**368,520**	**136,117**	**2,877,299**
Acquisitions		1,307	144,930	913	147,150
Additions through acquisition of ER Plastics		21,162		66,571	87,733
Goodwill acquisition of ER Plastics	28,402				28,402
Foreign currency translation adjustment		(4,697)	(5,323)		(10,019)
Transfers from property, plant and equipment			13,597		13,597
Other write-offs			(10,011)		(10,011)
Amortization		(10,575)	(79,774)	(21,659)	(112,008)
Balance as of December 31, 2022	**2,087,276**	**320,986**	**431,939**	**181,943**	**3,022,144**
Acquisitions			13,828		13,828
Additions through acquisition of Wise			320		320
Goodwill acquisition of Wise	57,766				57,766
Foreign currency translation adjustment	(748)	13,069	2,559	(539)	14,341
Transfers from property, plant and equipment			4,218		4,218
Other write-offs		(69)			(69)
Amortization		(3,476)	(19,024)	(6,086)	(28,585)
Balance as of March 31, 2023	**2,144,294**	**330,510**	**433,840**	**175,318**	**3,083,963**

Parent company

	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Balance as of December 31, 2021	**2,058,873**	**67,948**	**263,791**	**135,632**	**2,526,244**
Acquisitions			130,816		130,816
Transfers to property, plant and equipment projects and stoppage in progress			(3,980)		(3,980)
Amortization		(4,576)	(55,409)	(21,660)	(81,645)
Balance as of December 31, 2022	**2,058,873**	**63,372**	**325,207**	**113,972**	**2,561,424**
Acquisitions			12,626		12,626
Transfers to property, plant and equipment projects and stoppage in progress			(503)		(503)
Amortization		(1,144)	(11,229)	(4,435)	(16,808)
Balance as of March 31, 2023	**2,058,873**	**62,228**	**326,100**	**109,537**	**2,556,738**

All amounts in thousands Reais, except as otherwise stated

13 Right-of-use assets and lease liability

(a) Right-of-use assets

					Consolidated
	Balance as of 31/12/2022	Acquisitions	Depreciation	Foreign currency translation adjustment	Balance as of 31/03/2023
Rail cars	826,196	59,935	(23,121)	(22,053)	840,957
Machinery and equipment	1,602,654		(98,198)	1,235	1,505,691
Vessels	1,120,272	681	(58,625)	5,881	1,068,209
Buildings and constructions	291,820	3,579	(20,175)	(4,264)	270,960
Vehicles	105,998	304	(9,123)	(12)	97,167
Computer equipment and goods	6,047		(759)	7	5,295
Total	**3,952,987**	**64,499**	**(210,001)**	**(19,206)**	**3,788,279**

					Consolidated
	Balance as of 31/12/2021	Acquisitions	Depreciation	Foreign currency translation adjustment	Balance as of 31/12/2022
Rail cars	986,061	72,506	(173,272)	(53,740)	826,196
Machinery and equipment	793,254	1,147,145	(330,971)	(804)	1,602,654
Vessels	696,661	811,372	(385,968)	(1,793)	1,120,272
Buildings and constructions	265,312	102,040	(75,319)	(213)	291,820
Vehicles	29,449	102,827	(26,158)	(120)	105,998
Computer equipment and goods	9,300	417	(3,590)	(80)	6,047
Total	**2,780,037**	**2,236,307**	**(995,278)**	**(56,750)**	**3,952,987**

					Parent company
	Balance as of 31/12/2022	Acquisitions	Depreciation	Transfers	Balance as of 31/03/2023
Machinery and equipment	1,562,231		(85,837)		1,476,394
Vessels	428,861		(35,887)		392,974
Buildings and constructions	125,235	743	(14,394)		111,584
Vehicles	104,045	304	(8,709)		95,640
Computer equipment and goods	5,111		(414)		4,697
Total	**2,225,483**	**1,047**	**(145,241)**		**2,081,289**

					Parent company
	Balance as of 31/12/2021	Acquisitions	Depreciation	Transfers	Balance as of 31/12/2022
Machinery and equipment	781,045	1,069,283	(288,130)	33	1,562,231
Vessels	497,917	152,171	(221,227)		428,861
Buildings and constructions	85,046	98,820	(58,662)	31	125,235
Vehicles	27,332	100,909	(24,224)	28	104,045
Computer equipment and goods	7,958	417	(3,264)		5,111
Total	**1,399,298**	**1,421,600**	**(595,507)**	**92**	**2,225,483**

All amounts in thousands Reais, except as otherwise stated

(b) Lease liability

		Consolidated		Parent company
	Mar/23	Dec/22	Mar/23	Dec/22
Balances at December 31, 2022	**4,240,530**	**3,156,414**	**2,451,876**	**1,678,122**
New contracts	64,499	2,232,043	1,047	1,427,570
Additions through acquistion of ER Plastics		4,264		
Disposals		(12,568)		(7,359)
Interests and monetary and exchange variations, net	(9,995)	83,871	(1,232)	51,529
Currancy translation adjustments	(25,416)	(73,585)		
Payments	(251,634)	(928,890)	(138,184)	(558,342)
Interest paid	(58,413)	(221,019)	(38,168)	(139,644)
Balances at March 31, 2023	**3,959,571**	**4,240,530**	**2,275,339**	**2,451,876**
Current liability	961,815	1,039,706	485,670	506,946
Non-current liability	2,997,756	3,200,824	1,789,669	1,944,930
Total	**3,959,571**	**4,240,530**	**2,275,339**	**2,451,876**

The net effect of additions and disposals of leasing that not affect the cash flow in the period ended March 31, 2023 were: R$51,473 in the Consolidated (R$91,631 in the period ended March 31, 2022) and R$556 in the Parent Company (R$79,055 in the period ended March 31, 2022).

All amounts in thousands Reais, except as otherwise stated

14 Trade payables

	Note	Consolidated		Parent company	
		Mar/23	Dec/22	Mar/23	Dec/22
Trade payables:					
Domestic market					
Third parties		1,332,352	1,775,117	1,281,257	1,747,802
Third parties (forfait)	(i)	445,142	682,396	445,142	682,396
Total Third parties		*1,777,494*	*2,457,513*	*1,726,399*	*2,430,198*
Related parties		365,520	196,440	384,848	218,691
Related parties (forfait)	(i)	867,404	81,527	867,404	81,527
Total Related parties	8	*1,232,924*	*277,967*	*1,252,252*	*300,218*
Foreign market	(ii)				
Third parties		9,402,314	9,679,659	472,886	428,897
Related parties	8			7,924,561	8,488,570
Present value adjustment		(167,414)	(165,288)	(167,928)	(157,584)
		12,245,318	**12,249,851**	**11,208,170**	**11,490,299**
Current liabilities		12,243,202	12,246,782	11,206,054	11,487,230
Non-current liabilities	(iii)	2,116	3,069	2,116	3,069
Total		**12,245,318**	**12,249,851**	**11,208,170**	**11,490,299**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Includes R$6.1 billion (2022: R$5.8 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) On the balance sheet, the balance of non-current liabilities is presented under Other liabilities.

All amounts in thousands Reais, except as otherwise stated

15 Borrowings

(a) Borrowings

		Annual financial charges (%)	Consolidated Mar/23	Dec/22
Foreign currency				
Bonds		Note 15 (b)	28,699,851	26,124,158
Export prepayment and export credit notes		US$ exchange variation + quartely Term SOFR + 1.79	1,475,013	1,514,651
Pré-pagamentos de exportações	(i)	US$ exchange variation + monthly Term SOFR + 0.80	509,758	
Other		Note 15 (c)	3,684,057	3,880,165
Transactions costs			(443,396)	(453,532)
			33,925,283	31,065,442
Current liabilities			1,336,461	1,177,144
Non-current liabilities			32,588,822	29,888,298
Total			33,925,283	31,065,442
Local currency				
Debentures		Note 15 (d)	4,000,781	3,925,673
BNDES		IPCA + 6.04	375,603	386,534
Export credit notes		100.00 do CDI + 1.30	336,500	348,885
Other fixed interest loans		Interest between 3.5 and 11.32	24,416	18,671
Other variable interest loans - IPCA		IPCA + interest between 2.39 and 2.78	3,263	3,525
Other variable interest loans - CDI		100.00 do CDI + interest between 3.10 and 4.50	3,722	
Transactions costs			(32,325)	(31,995)
			4,711,960	4,651,293
Current liabilities			271,774	205,207
Non-current liabilities			4,440,186	4,446,086
Total			4,711,960	4,651,293
Foreign currency and local currency				
Current liabilities			1,608,235	1,382,351
Non-current liabilities			37,029,008	34,334,384
Total			38,637,243	35,716,735

	Parent company Mar/23	Dec/22
Foreign currency		
Current liabilities	617,422	67,083
Non-current liabilities	3,613,532	3,738,706
	4,230,954	3,805,789
Local currency		
Current liabilities	200,344	140,909
Non-current liabilities	4,366,811	4,361,523
	4,567,155	4,502,432
Foreign currency and local currency		
Current liabilities	817,766	207,992
Non-current liabilities	7,980,343	8,100,229
Total	8,798,109	8,308,221

(i) Maturity in January 2024.

All amounts in thousands Reais, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term borrowings is as follows:

	Consolidated	
	Mar/23	Dec/22
2024	546,695	2,202,174
2025	609,154	627,802
2026	562,967	581,625
2027	2,299,849	2,356,678
2028	7,117,614	7,281,841
2029	2,889,173	2,888,176
2030	7,899,437	8,109,018
2031	216,896	220,021
2032	106,041	113,416
2033	5,075,503	
2034 and thereafter	9,705,678	9,953,633
Total	**37,029,008**	**34,334,384**

(c) Bonds

Issue date		Maturity	Interest (% per year)	Consolidated Mar/23	Dec/22
Jul-2011 and jul-2012		Jul-2041	7.125	2,913,578	3,044,911
Feb-2014 and may-2014	(i)	Feb-2024	6.450		1,588,729
Oct-2017		Jan-2028	4.500	6,017,855	6,249,333
Nov-2019		Jan-2030	4.500	7,641,925	7,936,089
Nov-2019		Jan-2050	5.875	3,847,609	4,009,069
Jul-2020	(ii)	Jan-2081	8.500	3,149,374	3,296,027
Feb-2023		Feb-2033	7.250	5,129,510	
Total				**28,699,851**	**26,124,158**

(i) Prepayment made in February 2023.

(ii) The bond can be repaid by the Company at par value, with the first payment between October 2025 and January 2026 and the other payments after each period of 5 years as from the first payment.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds. The guarantees for issued carried out between 2011 and 2019 and in 2023 are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of nonpayment, the guarantee includes obligation subordinated to all Braskem's current or future senior debts.

All amounts in thousands Reais, except as otherwise stated

(d) Others

Issue date		Maturity	Charges (% per year)	Consolidated Mar/23	Consolidated Dec/22
nov-2018	(i)	nov-2028	Us dollar exchange variation + semianual Libor + 0.90	918,439	929,112
dec-2019	(i)	dec-2029	Us dollar exchange variation + semianual Libor + 0.90	543,228	549,610
apr-2019	(ii)	apr-2026	Us dollar exchange variation + semianual Libor - 1.00	164,154	197,209
sep-2017	(iii)	mar-2027	Us dollar exchange variation + semianual Libor + 1.61	304,938	357,488
jul-2018	(iv)	dec-2028	Us dollar exchange variation + semianual Libor + 0.65	748,590	757,832
aug-2020	(iii)	feb-2031	Us dollar exchange variation + semianual Libor + 1.70	923,573	1,007,067
aug-2020	(v)	aug-208 to jun-2029	Euro exchange variation + interest between 2.40 and 7.41	78,473	79,698
nov-2020	(v)	no maturity	Euro exchange variation + monthly Euribor + 4.10	2,110	2,149
jul-2022		jul-2024	Euro exchange variation + 4.0	552	
Total				**3,684,057**	**3,880,165**

(i) Credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda Inc. secured by SACE, an Italian export credit agency, and guarantee from Braskem.

(ii) Credit facility contracted by Braskem S.A. with a term of 7 years and guarantee of its own assets.

(iii) Credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda Inc, secured by NEXI, the Japanese export credit agency, and guarantee from Braskem.

(iv) Credit facility contracted by the subsidiary Braskem America, secured by Euler Hermes, the German export credit agency in the maximum amount of R$1,143 million.

(v) Credit facility contracted by the indirect subsidiary ER Plastics B.V., with guarantee of its own assets and of Braskem in the proportion of its ownership interest.

(e) Debentures

Issue date		Issuer	Series	Maturity	Annual financial charges (%)	Consolidated Mar/23	Consolidated Dec/22
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6%	99,933	109,877
sep-2013	(i)	Cetrel	Only	sep-2025	126.5% of CDI	31,479	34,604
jan-2022	(ii)	Braskem	1ª	dec-2028	IPCA + 5.54%	638,618	616,025
jan-2022	(ii)	Braskem	2ª	dec-2029 to 2031	IPCA + 5.57%	152,786	147,371
may-2022		Braskem	1ª	may-2029	CDI + 1.75	799,428	770,910
may-2022		Braskem	2ª	may-2030 to 2032	CDI + 2.00	258,339	248,970
aug-2022	(iii)	Braskem	Only	aug-2029	CDI + 1.75	762,237	786,770
nov-2022		Braskem	1ª	nov-2029	CDI + 1.70	1,156,984	1,113,987
nov-2022		Braskem	2ª	nov-2030 to 2032	CDI + 1.95	100,977	97,159
						4,000,781	**3,925,673**

(i) These debentures were secured by mandatory deposits as disclosed in Note 5.

(ii) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(iii) Debentures converted into unsecured in March 2023, as provided for in the issue documents.

All amounts in thousands Reais, except as otherwise stated

16 Braskem Idesa Financing

Identification		Maturity	Charges (% per year)		Consolidated Mar/23	Dec/22
Bonds						
Bond I		nov-2029	Us dollar exchange variation + 7.45	(i)	4,721,800	4,690,619
Bond II		feb-2032	Us dollar exchange variation +6.99	(ii)	6,172,195	6,352,864
					10,893,995	**11,043,483**
Others	(a)	Oct-2026	Us dollar exchange variation + quarterly Libor + 4.00	(iii)	**659,291**	**734,837**
Transactions costs					(414,908)	(408,002)
Total					**11,138,378**	**11,370,318**
Current liabilities					768,112	868,635
Non-current liabilities					10,370,266	10,501,683
Total					**11,138,378**	**11,370,318**

(i) Unsecured Bond, considers the same guarantees (property, plant and equipment) of Bond II.

(ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met. The Braskem Idesa pledged as guarantee property, plant and equipment assets in the same value as the bond.

(iii) For this financing, fixed assets and other rights (such as shares and receivables) were granted as collateral.

(a) Regarding this financing, on December 22, 2022 Braskem Idesa obtained the waiver related to a leverage ratio (covenant) until June 30, 2023. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not cover at least 12 months, the entire balance, in the amount of R$640,774, was reclassified from non-current liabilities to current liabilities on March 31, 2023 (2022: R$649,560).

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a cash position equivalent to R$1,802,887 as of March 31, 2023 (2022: R$2,184,332).

The amount of the financings with maturities in the long term are as follows:

	Consolidated Mar/23	Dec/22
2029	4,279,821	4,337,567
2032	6,090,445	6,164,116
Total	**10,370,266**	**10,501,683**

All amounts in thousands Reais, except as otherwise stated

17 Reconciliation of borrowing activities in the statement of cash flow

	Borrowings, debentures and Braskem Idesa financing				Consolidated
	Borrowings	Braskem Idesa financing	Loan to non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2022	**35,716,735**	**11,370,318**	**2,498,093**	**4,240,530**	**11,007**
Acquired	5,671,093				
Payments	(1,675,905)	(63,438)		(251,634)	(137)
Cash used in financing activities	**3,995,188**	**(63,438)**		**(251,634)**	**(137)**
Other changes					
Interest paid	(877,734)	(237,060)		(58,413)	
Interest and monetary and exchange variations, net	531,263	(563,123)	(190,352)	(9,995)	
VAT on loan			(1,783)		
New contracts				64,499	
Addition by company acquisition	28,117				
Currency translation adjustments	(756,326)	631,681	134,622	(25,416)	
Additional dividends of subsidiary					5,422
	(1,074,680)	**(168,502)**	**(57,513)**	**(29,325)**	**5,422**
Balances at March 31, 2023	**38,637,243**	**11,138,378**	**2,440,580**	**3,959,571**	**16,292**
Current	1,608,235	768,112		961,815	16,292
Non Current	37,029,008	10,370,266	2,440,580	2,997,756	
Total	**38,637,243**	**11,138,378**	**2,440,580**	**3,959,571**	**16,292**

				Parent company
				Current and non-current
	Borrowings	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2022	**8,308,221**	**30,322,396**	**2,451,876**	**9,911**
Acquired	527,996	5,168,523		
Payments	(36,987)	(1,216,508)	(138,184)	(137)
Cash used in financing activities	**491,009**	**3,952,015**	**(138,184)**	**(137)**
Other changes				
Interest paid	(118,145)		(38,168)	
Interest and monetary and exchange variations, net	117,024	(241,925)	(1,232)	
New contracts			1,047	
	(1,121)	**(241,925)**	**(38,353)**	
Balances at March 31, 2023	**8,798,109**	**34,032,486**	**2,275,339**	**9,774**
Current	817,766	535,331	485,670	9,774
Non Current	7,980,343	33,497,155	1,789,669	
Total	**8,798,109**	**34,032,486**	**2,275,339**	**9,774**

All amounts in thousands Reais, except as otherwise stated

18 Financial instruments

18.1 Non-derivative financial instruments and other liabilities: consolidated

	Note	Classification by category	Fair value hierarchy	Book value Mar/23	Book value Dec/22	Fair value Mar/23	Fair value Dec/22
Cash and cash equivalents	4						
Cash and banks		Amortized cost		5,864,965	6,074,208	5,864,965	6,074,208
Financial investments in Brazil		Fair value through profit or loss	Level 2	6,518,202	6,392,266	6,518,202	6,392,266
				12,383,167	**12,466,474**	**12,383,167**	**12,466,474**
Financial investments	5						
LFT´s and LF´s		Fair value through profit or loss	Level 2	3,340,269	1,789,375	3,340,269	1,789,375
Time deposit investments		Amortized cost					
Other		Fair value through profit or loss	Level 2	504,864	523,256	504,864	523,256
				3,845,133	**2,312,631**	**3,845,133**	**2,312,631**
Trade accounts receivable	6	Amortized cost		**4,345,572**	**3,199,223**	**4,345,572**	**3,199,223**
Trade accounts receivable	6	Fair value through other comprehensive income	Level 2	**44,867**	**32,711**	**44,867**	**32,711**
Trade payables	14	Amortized cost		**12,245,318**	**12,249,851**	**12,245,318**	**12,249,851**
Borrowings	15	Amortized cost					
Foreign currency - Bond			Level 1	28,699,851	26,124,158	25,597,398	23,165,942
Foreign currency - other			Level 2	5,668,828	5,394,816	5,893,325	5,329,174
Local currency			Level 2	4,744,285	4,683,288	4,998,455	5,127,672
				39,112,964	**36,202,262**	**36,489,178**	**33,622,788**
Braskem Idesa borrowings	16	Amortized cost					
Bond			Level 1	10,893,995	11,043,483	8,170,084	8,301,948
Others			Level 2	659,291	734,837	761,696	796,510
				11,553,286	**11,778,320**	**8,931,780**	**9,098,458**
Loan ton non-controlling shareholder of Braskem Idesa	8(a)	Amortized cost		**2,440,580**	**2,498,093**	**3,178,405**	**2,498,093**
Leniency agreement	23	Amortized cost		**565,082**	**903,140**	**565,082**	**903,140**

Braskem

All amounts in thousands Reais, except as otherwise stated

18.2 Derivative financial instruments

Identification	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Net (Asset)/ Liability Dec/22	Change in fair value	Financial settlement	Net (Asset)/ Liability Mar/23
Non-hedge accounting transactions						
Braskem Holanda - Swap Naphtha/Gasoline	Gasoline	Naphtha	(15,995)	23,999	12,156	20,160
			(15,995)	**23,999**	**12,156**	**20,160**
Hedge accounting transactions						
Braskem S.A. - Dollar call and put options	Real	Dollar	(65,370)	(3,115)		(68,485)
Braskem S.A. - Dollar swap CDI	Real	Dollar+Fixed rates	151,713	(134,748)		16,965
Braskem S.A. - Swap CRA	Real	Fixed rates	(22,712)	(18,232)		(40,944)
			63,631	**(156,095)**		**(92,464)**
Derivatives						
Assets						
Current assets			157,906			173,182
Non-current assets			71,544			66,189
Total			229,450			239,371
Liabilities						
Current liabilities			195,169			134,056
Non-current liabilities			81,917			33,011
Non-current liabilities			277,086			167,067
Balance - Liabilities (-) assets			**47,636**			**(72,304)**

The fair value hierarchy of derivative financial instruments is level 2.

(a) Hedge accounting transactions

(a.i) Dollar call and put options

On March 31, 2023, the Company holds a total notional amount of put options of R$1.7 billion (R$8.2 billion), with an average strike price of US$1/4.71 and notional amount of call options of US$1.2 billion, with an average strike price of US$/R$7.12. The operations have a maximum term of 18 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the other comprehensive income ("OCI").

(a.ii) Dollar swaps

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 6 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

All amounts in thousands Reais, except as otherwise stated

Accordingly, the fair value adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result only upon the maturity of each installment.

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in dollar – Braskem S.A.

In 2022, Braskem designated US$500 million of non-derivative foreign currency financial liabilities to hedge the future cash flow generated by its exports in 2029 (hedge exchange rate of US$1/R$5.179).

On March 31, 2023, the exports that were designated not yet realized and not discontinued, and the maturities of designated financial liabilities, on a consolidated basis, are shown below:

	Total nominal value US$
2024	175,000
2025	800,000
2028	1,250,000
2029	500,000
2030	800,000
2031	800,000
2032	600,000
	4,925,000

In the period ended March 31, 2023, there were the following discontinuations:

			US$
	Dec/22	***Hedge discontinued***	**Mar/23**
Designated balance	5,238,854	(313,854)	4,925,000

The following table provides the accumulated balance of discontinued hedge accounting until March 31, 2023, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge discontinued - From second to fourth quarter 2023	550,000	2.0017	4.2698	1,247,441
Hedge discontinued - From first to fourth quarter 2024	513,854	2.0017	5.4979	1,796,554
Hedge discontinued - From fourth quarter 2032	200,000	4.0213	5.2177	239,280
	1,263,854			**3,283,275**

Braskem

All amounts in thousands Reais, except as otherwise stated

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the three-month period ended March 31, 2023:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	80,594	13.6512	20.1269	521,906	117,985
	80,594			**521,906**	**117,985**

The changes in foreign exchange variation and Income Tax and Social Contribution under other comprehensive income of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2022	**(9,981,261)**	**3,393,628**	**(6,587,633)**
Exchange variation for the period, net of taxes	677,330	(230,292)	447,038
Exchange variation transferred to income, net of taxes	332,854	(113,170)	219,684
Balances at March 31, 2023	**(8,971,077)**	**3,050,166**	**(5,920,911)**

(a.ii) Future sales in USD – Braskem Idesa

As of March 31, 2023, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

	Nominal value US$
2024	22,000
2025	22,500
2026	82,500
2030	225,000
2031	225,000
2032	525,000
2033	525,000
2034	300,000
2035	300,000
	2,227,000

All amounts in thousands Reais, except as otherwise stated

The following table provides the accumulated amounts of hedge accounting previously discontinued until March 31, 2023, still recorded in Braskem Idesa's other comprehensive income, which will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

Discontinuation in:	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May, 2016	9,282	13.4541	17.9915	42,118	11,873
Hedge discontinued in December, 2019	534,127	13.6666	19.6113	3,175,247	895,102
Hedge discontinued in December, 2019	20,339	13.4541	19.3247	119,401	33,659
Hedge discontinued in February, 2020	576	13.4541	18.5712	2,945	830
Hedge discontinued in October ,2021	1,022,797	13.6602	20.3587	6,851,166	1,931,344
Hedge discontinued in May ,2022	10,000	20.3587	20.3172	(415)	(117)
Hedge discontinued in January ,2023	13,000	20.3587	18.7493	(20,922)	(5,898)
	1,610,122			10,169,539	2,866,793

The changes in foreign exchange variation and Income Tax under other comprehensive income are as follows:

	Exchange variation	IR	Net effect
Balances at December 31, 2022	**(1,107,831)**	**333,088**	**(774,743)**
Exchange variation for the period, net of taxes	772,122	(231,638)	540,484
Exchange variation transferred to income, net of taxes	150,854	(45,256)	105,598
Balances at March 31, 2023	**(184,855)**	**56,194**	**(128,661)**

18.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

		(%)	
		Mar/2023	Dec/2022
Minimal Risk		73.49	72.15
Low Risk		19.75	21.65
Medium Risk		3.39	3.36
High Risk		3.18	2.56
Very High Risk	(i)	0.19	0.28

(i) Clients in this group that are still active buy from Braskem and pay in advance.

For the export market, around 83% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 35% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

All amounts in thousands Reais, except as otherwise stated

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy:

				Mar/23			Dec/22
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk assessment							
AAA		6,207,896	3,819,000	10,026,896	5,130,140	2,420,741	7,550,881
AA+		116,374		116,374	162,650		162,650
AA		298,700	490,187	788,887	289,574	107,545	397,119
AA-		95,336		95,336	149,178		149,178
A+			3,084,366	3,084,366	3,423	4,459,700	4,463,123
A		61,687	1,029,017	1,090,704	92,535	1,357,969	1,450,504
A-		734	880,955	881,689		387,478	387,478
BBB+			368	368	118	375	493
BBB		53	50	103	788	52,389	53,177
BB-			40	40		7	7
		6,780,780	9,303,983	16,084,763	5,828,406	8,786,204	14,614,610
Financial assets without risk assessment							
Other financial assets with no risk assessment	(i)	59,222	84,315	143,537	83,070	81,425	164,495
		59,222	84,315	143,537	83,070	81,425	164,495
Total		**6,840,002**	**9,388,298**	**16,228,300**	**5,911,476**	**8,867,629**	**14,779,105**

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On March 31, 2023, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- Libor floating interest rate;
- IPCA inflation rate;
- Selic interest rate and CDI rate;
- SOFR interest rate; and
- Euro / Brazilian Real exchange rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands Reais, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on fair value adjustment that could result in one month as from March 31, 2023, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$17,263 for put options and call options (Note 18.2(a.i)), US$7,271 for the U.S. dollar swap (Note 18.2(a.ii)) and US$14,877 for the CRA swap.

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil (“BACEN”) was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate and the CDI interest rate as at March 31, 2023.

According to the Market Readout, at the end of 2023, the U.S. dollar will remain at approximately R$5.25, while the Selic rate should reach 12.75% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, the most recent version of which published in March 2023, in comparison with the current level of the Federal Funds rate on March 31, 2023.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date March 31, 2023. Given the instability in the current economic scenario resulting from the conflict in Ukraine, interest rates and foreign exchange rates are affected daily. The Company’s gains and losses in these probable stress scenarios are analyzed by increasing each variable at the end of March 2023, according to the aforementioned.

All amounts in thousands Reais, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

			Additional variation to the book value		
					Gain (losses)
Instrument / Sensitivity		Exposure value as March 31, 2023	Probable (USDBRL 5,25)	Reasonably possible (USDBRL 5,74)	Possible (USDBRL 7,07)
Brazilian real/U.S. dollar exchange rate					
Bonds		(39,593,847)	(1,321,769)	(5,164,604)	(15,493,812)
Export prepayments		(1,506,940)	(50,306)	(196,565)	(589,694)
Investments		(1,854,250)	(61,901)	(241,868)	(725,603)
SACE		(1,461,667)	(48,795)	(190,659)	(571,977)
Dollar call and put options	(i)	68,485	(46,883)	(127,103)	(629,330)
Dollar swap x CDI		(16,965)	(13,137)	(64,891)	(204,162)
MONFORTE		(164,154)	(5,480)	(21,412)	(64,237)
Nexi		(92,357)	(3,083)	(12,047)	(36,141)
Other		(659,291)	(22,009)	(85,998)	(257,993)
Financial investments abroad		7,585,410	253,225	989,438	2,968,313
Dollar swap x IPCA		40,944	(54,537)	(100,290)	(223,412)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2023	Probable (5,46%)	Reasonably possible (8,48%)	Possible (15,05%)
Libor floating interest rate				
Export prepayments	(30,494)	(194)	(2,394)	(7,181)
Nexi	(92,357)	(927)	(11,438)	(34,313)
SACE	(1,461,667)	(12,459)	(153,697)	(461,090)
MONFORTE	(164,154)	(870)	(10,734)	(32,202)
Investments	(1,854,250)	(15,142)	(186,797)	(560,390)
Other	(659,291)	(3,894)	(48,039)	(144,118)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2023	Probable (12,75%)	Reasonably possible (17,44%)	Possible (24,82%)
CDI interest rate				
Debentures	(3,109,444)	200,491	(835,050)	(3,040,342)
Financial investments in local currency	6,840,003	(62,270)	229,855	690,331

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2023	Probable (5,96%)	Reasonably possible (6,36%)	Possible (7,89%)
IPCA interest rate				
Debêntures	(99,933)	(731)	(1,549)	(4,680)
BNDES	(375,603)	(15,481)	(33,179)	(104,488)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(3,263)	(31)	(65)	(197)
CRA	(791,404)	(28,302)	(60,595)	(190,054)
Dollar swap x IPCA	40,944	74,620	31,577	98,493

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2023	Probable (12,75%)	Reasonably possible (17,44%)	Possible (24,82%)
Selic interest rate				
Leniency agreement	(527,254)	8,757	(32,902)	(101,522)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2023	Probable (4,91%)	Reasonably possible (10,86%)	Possible (22,77%)
Selic interest rate				
Export prepayments	(1,476,446)	(8,459)	(200,110)	(600,330)
Export credit notes	(508,325)	(3,404)	(80,519)	(241,558)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2023	Probable (EURBRL 5,85)	Reasonably possible (EURBRL 6,23)	Possible (EURBRL 7,64)
Brazilian real/Euro exchange rate				
Wise	(619)	36	79	237

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands Reais, except as otherwise stated

19 Taxes payable

	Consolidated		Parent company	
	Mar/23	Dec/22	Mar/23	Dec/22
Brazil				
IPI	91,640	74,219	91,575	74,219
ICMS	296,012	218,179	293,616	216,892
PIS and Cofins	26,669	20,406	23,477	17,991
Other	127,881	103,549	110,883	99,618
Other countries				
Value-added tax	112,921	150,260		
Tax on financial income	195,410	222,464		
Total	**850,533**	**789,077**	**519,551**	**408,720**
Current liabilities	576,848	491,051	519,551	407,213
Non-current liabilities	273,685	298,026		1,507
Total	**850,533**	**789,077**	**519,551**	**408,720**

20 Income tax ("IR") and social contribution ("CSL")

(a) Amounts recognized in profit and loss

		Consolidated		Parent company	
		Mar/23	Mar/22	Mar/23	Mar/22
Profit (loss) before IR and CSL		**144,155**	**5,017,683**	**(43,161)**	**4,391,661**
IR and CSL at the rate of 34%		(49,013)	(1,706,012)	14,675	(1,493,165)
Permanent adjustments to the IR and CSL calculation basis					
Equity in results of investees		4,403	5,642	322,907	679,590
Thin capitalization	(i)	(130,137)	(56,661)	(130,137)	(56,661)
Effect of the refund of Braskem America´s tax benefit			335,576		335,576
Different jurisdictional taxes rates for companies abroad and tax basis		216,542	335,272		
Non-incidence of IR and CSL on SELIC update of tax indebits		3,602		3,602	
Other permanent adjustments		52,896	15,879	16,556	26,863
Effect of IR and CSL on results of operations		**98,293**	**(1,070,304)**	**227,603**	**(507,797)**
Current IR and CSL expense		(204,617)	(421,742)	(392)	(795)
Deferred IR and CSL expense		302,910	(648,562)	227,995	(507,002)
Total		**98,293**	**(1,070,304)**	**227,603**	**(507,797)**
Effective rate		**68.2%**	**21.3%**	**527.3%**	**11.6%**

(i) Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.

All amounts in thousands Reais, except as otherwise stated

(b) Income tax and social contribution on deferred income

	Consolidated		Parent company	
Asset	Mar/23	Dec/22	Mar/23	Dec/22
Tax losses	2,996,746	2,397,532	832,804	180,820
Goodwill amortized	2,095	2,095	2,095	2,095
Exchange variations	2,808,676	3,342,880	2,808,676	3,342,880
Temporary adjustments	4,258,842	4,566,758	3,692,066	3,955,521
Lease	1,114,376	1,197,080	773,615	833,638
Tax credits	697,841	697,662	697,841	697,662
Other	119,834	116,692	100,266	100,450
	11,998,410	12,320,699	8,907,363	9,113,066
Liability				
Amortization of goodwill based on future profitability	708,971	722,433	715,568	715,568
Tax depreciation	4,115,772	4,051,462	1,196,363	1,164,501
PIS/Cofins credit - exclusion of ICMS from the calculation basis	189,649	189,649	189,649	189,649
Temporary adjustments	530,860	420,315		
Right of use of assets	1,044,906	1,116,306	707,638	756,664
Present value adjustment and amortized cost	501,023	423,951	315,216	317,663
Amortization of fair value adjustments on	175,615	186,637	175,615	192,763
Other	4,933	4,826	4,817	4,818
	7,271,729	7,115,579	3,304,866	3,341,626

(c) Offset for the purpose of presentation in the consolidated statement of financial position

		Mar/23			Dec/22		
	Headquarters (Country)	Tax calculation	Offsetting	Balance	Tax calculation	Offsetting	Balance
Assets							
Braskem S.A.	Brazil	8,907,363	(3,304,866)	5,602,497	9,113,066	(2,584,962)	6,528,104
Braskem Argentina	Argentina	18,369	(12,597)	5,772	21,339	(16,174)	5,165
Braskem America	USA	171,191	(171,191)		525,258	(356,598)	168,660
Braskem Alemanha	Germany	1,479		1,479	23,038		23,038
Braskem Chile	Chile				47		47
Braskem Holanda	Netherlands	343,580	(190,831)	152,749	386,024	(39,696)	346,328
Braskem Idesa	Mexico	2,309,022	(2,309,022)		2,078,206	(1,840,669)	237,537
Braskem México Serviços	Mexico	23,350		23,350	13,628		13,628
Braskem México	Mexico	144,849		144,849	86,368		86,368
Cetrel	Brazil	38,303	(4,525)	33,778	39,387	(5,405)	33,982
DAC	Brazil	31,287	(2,072)	29,215	32,617	(2,262)	30,355
Terminal Química	Mexico	1,288		1,288	1,618		1,618
Voqen	Brazil	105	(105)		103	(26)	77
Wise		8,224		8,224			
		11,998,410	**(5,995,209)**	**6,003,201**	**12,320,699**	**(4,845,792)**	**7,474,907**
Liabilities							
Braskem S.A.	Brazil	3,304,866	(3,304,866)		3,341,626	(2,584,962)	756,664
Braskem America	USA	1,268,931	(171,191)	1,097,740	1,662,131	(356,598)	1,305,533
Braskem Argentina	Argentina	12,597	(12,597)		16,174	(16,174)	
Braskem Chile	Chile	116		116			
Braskem Holanda	Netherlands	190,831	(190,831)		230,678	(39,696)	190,982
Braskem Idesa	Mexico	2,468,779	(2,309,022)	159,757	1,840,669	(1,840,669)	
B&TC	Netherlands	16,474		16,474	16,608		16,608
Cetrel	Brazil	4,525	(4,525)		5,405	(5,405)	
DAC	Brazil	2,072	(2,072)		2,262	(2,262)	
Voqen	Brazil	2,538	(105)	2,433	26	(26)	
		7,271,729	**(5,995,209)**	**1,276,520**	**7,115,579**	**(4,845,792)**	**2,269,787**

All amounts in thousands Reais, except as otherwise stated

(d) Realization of deferred tax assets

In the period ended March 31, 2023, the Company did not identify that the book value of these deferred taxes exceeds the recoverable amount.

21 Sundry provisions

	Consolidated		Parent company	
	Mar/23	**Dec/22**	**Mar/23**	**Dec/22**
Provision for environmental damages	1,067,545	1,120,188	1,022,630	1,073,099
Provision for customers rebates	80,223	126,754	56,516	62,023
Other	127,252	130,005	88,247	91,967
Total	**1,275,020**	**1,376,947**	**1,167,393**	**1,227,089**
Current liabilities	478,357	530,814	437,801	451,070
Non-current liabilities	796,663	846,133	729,592	776,019
Total	**1,275,020**	**1,376,947**	**1,167,393**	**1,227,089**

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss

	Consolidated		Parent company	
	Mar/23	**Dec/22**	**Mar/23**	**Dec/22**
Labor claims	209,973	212,657	207,006	209,475
Tax claims				
IR and CSL	50,380	51,756	50,380	51,756
PIS and Cofins	228,098	311,433	228,098	311,433
ICMS	358,994	348,544	358,994	348,544
Other tax claims	21,319	24,160	17,683	20,386
	658,791	**735,893**	**655,155**	**732,119**
Corporate claims	106,173	103,387	106,173	103,387
Civil claims and other	97,940	119,561	97,590	119,353
	1,072,877	**1,171,498**	**1,065,924**	**1,164,334**

All amounts in thousands Reais, except as otherwise stated

22.2 Contingent liabilities

		Consolidated	
	Note	Mar/23	Dec/22
Tax claims		19,096,494	18,270,680
Civil claims - Alagoas	24.1	5,829,208	5,489,479
Civil claims - Other		822,042	786,441
Labor claims		600,137	605,546
Environmental claims		661,774	639,880
Social security claims		539,361	515,506
Other lawsuits		392,890	380,862
Total		**27,941,906**	**26,688,394**

23 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. However, no additional payments by the Company are estimated.

The Company already has paid R$3,429,037, distributed as shown below:

Agreements signed with:	AGU CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	1,236,222	296,591	407,300	1,282,464	206,460	3,429,037

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

Braskem's activities related to the monitoring by the CGU of the Company were successfully concluded, the CGU will present the Final Monitoring Report and closing the monitorship. Moreover, the Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

All amounts in thousands Reais, except as otherwise stated

24 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of stability of salt cavities. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i) Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 24.1 (i).

(ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 24.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties.

All amounts in thousands Reais, except as otherwise stated

Thus, the Company has been meeting all obligations assumed with the authorities and acting proactively on all fronts to resolve the issues arising from the geological event. Highlights: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk areas and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt cavities, which are following the plan to close mining areas approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on March 31, 2023 shows the following changes in the period:

		Consolidated
	Mar/23	Dec/22
Balance at the beginning of the period	**6,626,558**	**7,661,259**
Provisions	103,177	1,520,019
Payments and reclassifications (*)	(680,965)	(2,742,791)
Realization of present value adjusment	35,646	188,071
Balance at the end of the period	**6,084,416**	**6,626,558**
Current liability	4,096,967	4,247,609
Non-current liability	1,987,449	2,378,949
Balance at the end of the period	**6,084,416**	**6,626,558**

(*) Of this amount, R$504,961 (2022: R$2,532,138) refers to payments made and R$176,004 (2022: R$210,653) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

   This action has a provision of R$1,821,952 (2022: R$2,087,142) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. Based on studies of the specialists, the recommendation was to fill 9 salt cavities with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some cavities, sonar monitoring.

All amounts in thousands Reais, except as otherwise stated

The provisioned balance amount of R$1,190,534 (2022: R$1,367,269) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, the possible changes to be made to the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region's stability.

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, this environmental plan was approved, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also is agreed that the environmental diagnosis will be updated in December 2025.

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The balance of this provision, updated by inflation index established in the agreement, is R$1,524,578 (2022: R$1,567,842).

d. Additional measures, for which the balance of provision is R$1,547,352 (2022: R$1,604,305), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area ("Flexais Agreement"), entered into by Braskem and the MPF, the MPE, the DPU, and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Flexais Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with government authorities about other indemnification requests to understand them better, which resulted in advances in understanding between the parties that may lead to an agreement. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the claim for the geological event in Alagoas.

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action ("ACP") filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender's Office – Reparation for Residents

All amounts in thousands Reais, except as otherwise stated

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into by Braskem and the Alagoas State Prosecutors' Office ("MPE"), the Alagoas State Public Defenders' Office ("DPE"), the Federal Prosecutors' Office ("MPF") and the Federal Public Defenders' Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company ("Studies") on the potential impact of the geological event on the surface of the region. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On March 31, 2023, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$199,338 under current assets (2022: R$175,153). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond, currently in the amount of R$925 million (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt

All amounts in thousands Reais, except as otherwise stated

mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, including the Municipality of Maceió.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

(iii) Public-Interest Civil Action filed by the Federal Public Defender's Office: Refusal of insurance within the scope of Housing Financial System ("SFH")

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to

All amounts in thousands Reais, except as otherwise stated

sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

(iv) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office – Review of terms of the Flexais Agreement

Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexais Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through of this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region, this being the amount attributed to the lawsuit. The injunction relief requests were rejected by the court; decision subjected to appeal by DPE. On March 31, 2023, the amount of this action is R$1.8 billion (2022: R$1.7 billion).

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(v) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On March 31, 2023, the inflation-adjusted amount of this lawsuit was R$1.44 billion (2022: R$1.43 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period, and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until June 2022.

Braskem´s Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(vi) Action for Damages: Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor.

All amounts in thousands Reais, except as otherwise stated

Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of March 31, 2023, the amount of this action is R$318 million (2022: R$306 million). The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(vii) Indemnity Claim: State of Alagoas

Indemnity claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

As injunction relief, the State of Alagoas requested the blocking of R$ 1.1 billion from Braskem bank accounts, as a guarantee to repair material and non-material damages allegedly suffered by the State Public Administration, this being the amount attributed to the lawsuit. On April 19, 2023, this injunction relief request was accepted by the court; that determined the cautionary blocking of approximately R$ 1.1 billion from Company bank accounts. Upon presentation of a performance bond by the Company, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court. On March 31, 2023, the amount attributed to the lawsuit is R$1.1 billion.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(viii) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On March 31, 2023, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1.1 billion (2022: R$1 billion), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the other individual lawsuits, in the total amount mentioned above, as possible.

25 Equity

25.1 Capital

On March 31, 2023, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

								Amount of shares	
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			58,466,432	16.94			58,466,432	7.33
Other		12,907,077	2.86	130,984,315	37.96	478,790	100.00	144,370,182	18.12
Total		**451,668,652**	**100.00**	**344,394,984**	**99.81**	**478,790**	**100.00**	**796,542,426**	**99.92**
Treasury shares				665,408	0.19			665,408	0.08
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

25.2 Rights to shares

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

All amounts in thousands Reais, except as otherwise stated

26 Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Note		Mar/23		Mar/22
		Basic	Diluted	Basic	Diluted
Profit for the period attributed to Company's shareholders		184,442	184,442	3,883,864	3,883,864
Distribution of priority dividends attributable to:					
Preferred shares class "A"		184,186	184,186	208,574	208,574
Preferred shares class "B"		256	256	290	290
		184,442	184,442	208,864	208,864
Distribution of 6% of unit price of common shares	25.2			273,729	273,729
Distribution of excess profits, by class:					
Common shares				1,930,379	1,930,379
Preferred shares class "A"				1,470,892	1,470,892
				3,401,271	3,401,271
Reconciliation of income available for distribution, by class (numerator):					
Common shares				2,204,108	2,204,108
Preferred shares class "A"		184,186	184,186	1,679,466	1,679,466
Preferred shares class "B"		256	256	290	290
		184,442	184,442	3,883,864	3,883,864
Weighted average number of shares, by class (denominator):					
Common shares		451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A"		344,394,984	345,060,392	344,158,226	345,060,392
Preferred shares class "B"		478,790	478,790	478,790	478,790
		796,542,426	797,207,834	796,305,668	797,207,834
Profit per share (in R$)					
Common shares				4.8799	4.8799
Preferred shares class "A"		0.5348	0.5338	4.8799	4.8672
Preferred shares class "B"		0.5347	0.6057	0.6057	0.6057

All amounts in thousands Reais, except as otherwise stated

27 Net revenues

	Consolidated		Parent company	
	Mar/23	Mar/22	Mar/23	Mar/22
Sales revenue				
Domestic market	14,156,770	19,197,028	14,056,408	19,138,562
Foreign market	8,232,256	11,841,736	2,442,622	3,074,557
	22,389,026	31,038,764	16,499,030	22,213,119
Sales and services deductions				
Taxes				
Domestic market	(2,843,015)	(4,209,871)	(2,821,669)	(4,196,356)
Foreign market	(7,678)	(15,182)		
Sales returns				
Domestic market	(42,768)	(39,445)	(42,619)	(39,445)
Foreign market	(49,517)	(42,822)	(2,741)	(6,724)
	(2,942,978)	(4,307,320)	(2,867,029)	(4,242,525)
Net sales and services revenue	**19,446,048**	**26,731,444**	**13,632,001**	**17,970,594**

28 Expenses by nature and function

	Consolidated		Parent company	
	Mar/23	Mar/22	Mar/23	Mar/22
Classification by nature:				
Raw materials other inputs	(15,203,081)	(19,085,633)	(11,760,285)	(14,260,528)
Personnel expenses	(955,901)	(816,718)	(586,176)	(504,703)
Outsourced services	(768,626)	(774,306)	(505,378)	(509,598)
Depreciation and amortization	(1,230,436)	(1,009,944)	(851,076)	(622,488)
Freights	(989,538)	(811,738)	(431,798)	(293,267)
Idle industrial plants	(103,406)	(37,785)	(94,082)	(30,847)
Reversal for damages - Alagoas geological event (Note 24)	(103,177)	(87,864)	(103,177)	(87,864)
Other income	872,340	38,657	843,736	33,239
Other expenses	(481,103)	(392,423)	(348,768)	(299,161)
Total	**(18,962,928)**	**(22,977,754)**	**(13,837,004)**	**(16,575,217)**
Classification by function:				
Cost of products sold	(18,461,216)	(21,601,429)	(13,702,431)	(15,677,104)
Selling and distribution	(477,371)	(547,707)	(280,641)	(286,899)
(Loss) reversals for impairment of trade accounts receivable	(12,515)	(9,156)	(17,134)	(4,917)
General and administrative	(616,268)	(613,547)	(440,465)	(406,503)
Research and development	(93,645)	(72,920)	(45,875)	(37,578)
Other income (i)	872,340	38,657	843,736	33,239
Other expenses	(174,253)	(171,652)	(194,194)	(195,455)
Total	**(18,962,928)**	**(22,977,754)**	**(13,837,004)**	**(16,575,217)**

(i) In 2023, refers mainly to settlement of claim agreement signed with insurance companies.

All amounts in thousands Reais, except as otherwise stated

29 Financial results

	Consolidated		Parent company	
	Mar/23	Mar/22	Mar/23	Mar/22
Financial income				
Interest income	307,804	126,021	186,766	115,319
Update of tax credits	5,144	6,057	5,399	6,056
Gain on derivatives	124,093	197,917		35,155
Other	47,743	22,599	42,323	21,365
	484,784	**352,594**	**234,488**	**177,895**
Financial expenses				
Interest expenses	(993,780)	(643,427)	(933,373)	(678,141)
Discounts granted	(4,055)	(44,827)	(3,662)	(43,206)
Loans transaction costs - amortization	(63,408)	(42,433)	(5,004)	(1,597)
Adjustment to present value - appropriation	(129,961)	(95,338)	(163,403)	(96,674)
Interest expense on leases	(58,315)	(41,846)	(38,171)	(26,900)
Losses on derivatives	(245,944)	(327,614)	(96,501)	(168,762)
Other	(82,254)	(157,697)	(21,360)	(106,125)
	(1,577,717)	**(1,353,182)**	**(1,261,474)**	**(1,121,405)**
Exchange rate variations, net				
On financial assets	(407,812)	(811,775)	(62,020)	(585,646)
On financial liabilities	1,148,831	3,059,762	301,123	2,526,180
	741,019	**2,247,987**	**239,103**	**1,940,534**
Total	**(351,914)**	**1,247,399**	**(787,883)**	**997,024**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Mar/23	Dec/22	Variation	Mar/23	Mar/22	Variation
U.S. dollar - Brazilizan real	5.0804	5.2177	-2.63%	5.1963	5.2299	-0.64%
Euro - Brazilizan real	5.5244	5.5694	-0.81%	5.5764	5.8726	-5.04%
Mexican peso - Brazilizan real	0.2819	0.2667	5.70%	0.2784	0.2551	9.11%
U.S. dollar - Mexican peso	18.0322	19.5720	-7.87%	18.6807	20.4152	-8.50%
U.S. dollar - Euro	0.9267	0.9416	-1.58%	0.9326	0.8912	4.65%

All amounts in thousands Reais, except as otherwise stated

30 Segment information

							Mar/23
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	13,846,526	(13,366,712)	479,814	(459,964)		589,895	609,745
USA and Europe	4,643,715	(4,050,172)	593,543	(194,841)		25,776	424,478
Mexico	1,217,318	(1,201,686)	15,632	(75,148)		(1,139)	(60,655)
Total	**19,707,559**	**(18,618,570)**	**1,088,989**	**(729,953)**		**614,532**	**973,568**
Other segments	175,849	(135,502)	40,347	53,586	12,949	6,040	112,922
Corporate unit				(523,816)		86,551	(437,265)
Braskem consolidated before eliminations and reclassifications	**19,883,408**	**(18,754,072)**	**1,129,336**	**(1,200,183)**	**12,949**	**707,123**	**649,225**
Eliminations and reclassifications	(437,360)	292,856	(144,504)	384		(9,036)	(153,156)
Total	**19,446,048**	**(18,461,216)**	**984,832**	**(1,199,799)**	**12,949**	**698,087**	**496,069**

							Mar/22
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	18,375,381	(15,834,963)	2,540,418	(421,790)		(172,668)	1,945,960
USA and Europe	7,261,797	(5,643,678)	1,618,119	(213,951)		20,970	1,425,138
Mexico	1,768,033	(1,147,963)	620,070	(115,780)		6,274	510,564
Total	**27,405,211**	**(22,626,604)**	**4,778,607**	**(751,521)**		**(145,424)**	**3,881,662**
Other segments	103,963	(64,626)	39,337	20,490	16,594	1,389	77,810
Corporate unit				(509,069)		12,414	(496,655)
Braskem consolidated before eliminations and reclassifications	**27,509,174**	**(22,691,230)**	**4,817,944**	**(1,240,100)**	**16,594**	**(131,621)**	**3,462,817**
Eliminations and reclassifications	(777,730)	1,089,801	312,071	(3,230)		(1,374)	307,467
Total	**26,731,444**	**(21,601,429)**	**5,130,015**	**(1,243,330)**	**16,594**	**(132,995)**	**3,770,284**

31 Contractual obligations

The Company has long-term contractual obligations arising from agreements executed for the purchase of energy inputs. As of March 31, 2023, these obligations amounted to R$8,149,038 and should be settled by 2044.

32 Subsequent events

According to the Note 24.1 (vii), in March, 2023, the State of Alagoas filed a lawsuit, requesting compensation for alleged damages caused to the State. As injunction relief, the State of Alagoas requested the blocking of R$ 1.1 billion from Braskem bank accounts, as a guarantee to repair material damages allegedly suffered by the State Public Administration. On April 19, 2023, this injunction relief request was accepted by the court; that determined the cautionary blocking of approximately R$ 1.1 billion from Company bank accounts. Upon presentation of a performance bond by the Company, on April 23, 2023, the Appellate Court suspended the effectiveness of the decision to block Braskem bank accounts, as previously issued by the Lower Court.